Exhibit 99.1

TOMKINS, LLC

TOMKINS, INC.

Offer to Purchase for Cash Up to the Tender Cap of the Outstanding Notes Listed Below and Solicitation of Consents to the Restricted Payment Amendment to the Indenture Governing the Outstanding Notes Listed Below

The Tender Offer (as defined herein) will expire at 12:00 midnight, New York City time, on July 19, 2012, unless extended or earlier terminated (such date and time with respect to the Notes (as defined herein), as the same may be extended or earlier terminated, the “Expiration Time”). The Consent Solicitation (as defined herein) will expire at 5:00 p.m., New York City time, on July 5, 2012, unless extended or earlier terminated (such date and time, as the same may be extended or earlier terminated, the “Early Tender/Consent Deadline”). We are offering you two ways to participate in the Tender Offer and the Consent Solicitation: you may participate in both the Tender Offer and the Consent Solicitation (the “Tender and Consent Option”) or you may participate solely in the Consent Solicitation (the “Consent Only Option”).

You may participate in the Tender and Consent Option by validly tendering and not validly withdrawing your Notes at or prior to the Early Tender/Consent Deadline, in which case, you will be deemed to have validly delivered your Consents (as defined herein) related to such Notes and you will be eligible to receive the Total Consideration (as defined herein). The Total Consideration is the sum of (i) the Tender Offer Consideration (as defined herein), (ii) the Early Tender Payment (as defined herein) and (iii) the Consent Payment (as defined herein). You may also participate in the Tender and Consent Option by validly tendering Notes after the Early Tender/Consent Deadline and at or prior to the Expiration Time, but you will be eligible to receive only the Tender Offer Consideration which does not include the Early Tender Payment and the Consent Payment. If the purchase of all validly tendered Notes would cause us to purchase a principal amount greater than the Tender Cap (as defined herein), then the Tender Offer will be oversubscribed and we will accept for purchase tendered Notes on a prorated basis as described herein. Even if your tendered Notes are prorated, you will be deemed to have delivered Consents with respect to all Notes tendered at or before the Early Tender/Consent Deadline and will receive the Consent Payment in respect of all such Notes returned to you.

You may participate in the Consent Only Option by validly delivering your Consents (and depositing the corresponding Notes in an account established by the Depositary) at or prior to the Early Tender/Consent Deadline. If you validly deliver your Consents pursuant to the Consent Only Option, you will be eligible to receive the Consent Payment with respect to those Consents.

Notes tendered in the Tender and Consent Option may be withdrawn and Consents delivered in the Consent Only Option may be revoked at any time at or prior to 5:00 p.m., New York City time, on July 5, 2012, unless extended or earlier terminated, provided, however, if the Requisite Consent Condition (as defined herein) is satisfied prior to the Early Tender/Consent Deadline, we may issue a press release at which point Notes tendered in the Tender and Consent Option may no longer be withdrawn, and Consents delivered in the Consent Only Option may no longer be revoked (such date and time, as the same may be extended or earlier terminated, the “Withdrawal Deadline”).

Our obligation to accept for purchase, and to pay for, Notes validly tendered and not validly withdrawn pursuant to the Tender and Consent Option and/or Consents validly delivered and not validly revoked pursuant to the Consent Only Option is conditioned on the satisfaction of certain conditions that we may waive if they are not satisfied.

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding	Tender Cap	Tender Offer Consideration[1]	Early Tender Payment[1]	Consent Payment[1]	Total Consideration[12]
9% Senior Secured Second Lien Notes due 2018 (“Notes”)	890027 AA3 US890027 AA35 693492 AC4 US693492 AC45 U72209 AB2 USU72209 AB24	$1,035,000,000	$475,000,000	$1,090	$25	$5	$1,120

(1)	Per $1,000 principal amount of Notes that are accepted for purchase.
(2)	Consists of the Tender Offer Consideration, Early Tender Payment and the Consent Payment

The Dealer Managers and Solicitation Agents for the Tender Offer and the Consent Solicitation are:

Citigroup	BofA Merrill Lynch

June 21, 2012

THE TENDER OFFER AND THE CONSENT SOLICITATION

Tomkins, LLC, a limited liability company formed under the laws of Delaware ( “LLC Issuer”), and Tomkins, Inc., a corporation incorporated under the laws of Delaware ( “Corporate Co-Issuer” and, which together with LLC Issuer, we refer to variously as the “Company,” “Tomkins,” “we,” “us,” or “our”), hereby offer (the “Tender Offer”) to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and Consent Solicitation Statement (as it may be amended or supplemented from time to time, this “Statement”) and in the related Letter of Transmittal and Consent (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), up to $475,000,000 aggregate principal amount outstanding (the “Tender Cap”) of its 9% Senior Secured Second Lien Notes due 2018 (the “Notes”). The Company may, in the future and prior to October 1, 2013, exercise its rights under the Indenture (as defined herein) to redeem up to $230,000,000 aggregate principal amount of the Notes that are not purchased in the Tender Offer at the redemption price of $1,030 per $1,000 principal amount of the Notes (the “Redemption Price”), plus accrued and unpaid interests to the applicable redemption date, which date will follow the notice period required by the Indenture.

Each Holder who tenders Notes and/or delivers Consents is required to represent that it is not an “Affiliate” (as such term is defined by Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”)) of the Company, and the Company does not intend to accept for purchase any Notes tendered by Affiliates (“Affiliate Notes”) or accept any Consents delivered by Affiliates (“Affiliate Consents”). As of June 21, 2012, the aggregate principal amount of Notes held by non-Affiliates was approximately $1,035,000,000.

In conjunction with the Tender Offer, the Company is soliciting (the “Consent Solicitation”) consents (“Consents”) from registered holders of Notes (the “Holders” and individually, a “Holder”) to certain proposed amendments with respect to the Indenture dated as of September 29, 2010, among LLC Issuer, Corporate Co-Issuer, the Guarantors named therein and Wilmington Trust, National Association (successor by merger to Wilmington Trust FSB) as trustee (the “Trustee”), and as collateral agent (as amended or supplemented, the “Indenture”) governing the Notes.

If the Twelfth Supplemental Indenture (as defined herein) effecting the Restricted Payment Amendment (as defined below) becomes operative, the Company’s capacity to make restricted payments under the Indenture would increase (the “ Restricted Payment Amendment”). If we have received Consents in respect of at least a majority in aggregate principal amount of the Notes, excluding any Notes owned by us or an Affiliate (such required Consents, the “Requisite Consents” and such condition, the “Requisite Consent Condition”), the Restricted Payment Amendment would be approved.

If we have received the Requisite Consents it is expected that we and the Trustee will execute a supplement to the Indenture (the “Twelfth Supplemental Indenture”) promptly after the later of receipt of such Consents and 5:00 p.m., New York City time, on July 5, 2012, effecting the Restricted Payment Amendment. The execution of the Twelfth Supplemental Indenture is referred to herein as the “Supplemental Indenture Condition.” See “Terms of the Tender Offer and the Consent Solicitation — The Consent Solicitation” and Appendix I.

The Company’s obligation to accept for purchase, and to pay for, Notes validly tendered and not validly withdrawn pursuant to the Tender Offer and/or Consents validly delivered and not validly revoked pursuant to the Consent Solicitation is conditioned on the satisfaction or waiver of certain conditions. See “Terms of the Tender Offer and the Consent Solicitation — Conditions of the Tender Offer and the Consent Solicitation.”

The “Total Consideration” payable for each $1,000 principal amount of Notes that are validly tendered at or prior to the Early Tender/Consent Deadline (and not validly withdrawn) and accepted for purchase by us will be the Total Consideration set forth in the table on the front cover of this Statement (the “Total Consideration”). The Total Consideration includes an early tender payment (the “Early Tender Payment”) of $25 per $1,000 principal amount of Notes (which is payable in respect of Notes tendered at or prior to the Early Tender/Consent Deadline and accepted for purchase) and a consent payment (the “Consent Payment”) of $5 per $1,000 principal amount of Notes (which is payable in respect of Consents delivered at or prior to the Early Tender/Consent Deadline with the tender of the Notes that are accepted for purchase, or as otherwise set forth below in the event of proration).

Holders must validly tender and not validly withdraw their Notes at or prior to the Early Tender/Consent Deadline pursuant to the Tender and Consent Option in order to be eligible to receive the Total Consideration. The Total Consideration minus the Early Tender Payment and the Consent Payment is referred to as the “Tender Offer Consideration.” Holders validly tendering their Notes after the Early Tender/Consent Deadline and at or prior to the Expiration Time and whose Notes are accepted for purchase by us will be eligible to receive only the Tender Offer Consideration. Even if a Holder’s Notes are prorated, that Holder will be deemed to have delivered Consents with respect to all Notes tendered at or before the Early Tender/Consent Deadline and will receive the Consent Payment in respect of all such Notes returned to it.

Holders may participate in the Consent Only Option by validly delivering Consents (and depositing the corresponding Notes in an account established by the Depositary) at or prior to the Early Tender/Consent Deadline. Holders that validly deliver Consents pursuant to the Consent Only Option will be eligible to receive the Consent Payment with respect to those Consents.

We will pay the Total Consideration, the Tender Offer Consideration or Consent Payment, as the case may be, with respect to Notes validly tendered and not validly withdrawn at or prior to the Expiration Time and that we choose to accept for purchase, subject to all conditions to the Tender Offer having been satisfied or waived by us, and Consents validly delivered (and not validly revoked) on or promptly following the Expiration Time (such date and time, the “Payment Date”), subject to all conditions to the Tender Offer having been satisfied or waived by us. In addition to the Total Consideration or the Tender Offer Consideration, as the case may be, Holders whose Notes are accepted for purchase pursuant to the Tender Offer will also receive accrued and unpaid interest from the last interest payment date applicable to their Notes to, but not including, the Payment Date (the “Accrued Interest”). See “Terms of the Tender Offer and the Consent Solicitation — The Tender Offer.”

We will announce the results of proration by press release promptly after the Expiration Time. See “Terms of the Tender Offer and the Consent Solicitation — The Tender Offer.”

So long as the other terms and conditions described herein are satisfied and subject to the Tender Cap, we intend to accept for payment all Notes validly tendered at or prior to the Expiration Date, and will only prorate such Notes if the aggregate amount of Notes validly tendered and not withdrawn exceeds the Tender Cap. If the purchase of all validly tendered Notes would cause us to purchase a principal amount greater than the Tender Cap, then the Tender Offer will be oversubscribed and we will accept for purchase tendered Notes on a prorated basis, with the aggregate principal amount of each Holder’s validly tendered Notes accepted for purchase determined by multiplying each Holder’s tender by the proration factor, and rounding the product down to the nearest $1,000. Holders that validly tender Notes at or before the Early Tender/Consent Deadline pursuant to the Tender and Consent Option will be deemed to have delivered Consents with respect to the Notes so tendered, even if a smaller principal amount of such Notes are accepted for purchase due to proration.

Withdrawal rights and revocation rights for Consents with respect to the Notes will terminate on the Withdrawal Deadline. Notwithstanding the foregoing, if we amend the terms of the Tender Offer or the Consent Solicitation in a manner determined by us to constitute a material change to the Holders, we will promptly disclose such amendment in a manner reasonably calculated to inform Holders of such amendment and, to the extent necessary, extend the Withdrawal Deadline, the Tender Offer and/or the Consent Solicitation for a period of time deemed by us to be the extent required by law and to be adequate to permit such Holders to validly withdraw their Notes and revoke their Consents.

Other than as described above, following the Withdrawal Deadline, Notes may no longer be validly withdrawn and Consents may no longer be validly revoked.

The Twelfth Supplemental Indenture will be effective immediately upon its execution and delivery; however, the Restricted Payment Amendment will not become operative until amounts payable by us pursuant to the Tender Offer and the Consent Solicitation are deposited with the Depositary on the Payment Date.

The Requisite Consent Condition and the Supplemental Indenture Condition are not conditions of the Tender Offer or for payment of the Tender Offer Consideration or the Early Tender Payment, but they are conditions for the payment of the Consent Payment pursuant to the Consent Solicitation.

Subject to the terms and conditions of the Tender Offer and the Consent Solicitation, on the Payment Date, the Company will deliver to the Depositary (i)(A) the Total Consideration for any Notes that were validly tendered at or prior to the Early Tender/Consent Deadline (and not validly withdrawn) and accepted by us for purchase (after any required proration) and (B) the Tender Offer Consideration for any Notes that were validly tendered after the Early Tender/Consent Deadline and at or prior to the Expiration Time and accepted by us for purchase (after any required proration), plus, in each case, Accrued Interest up to, but excluding, the Payment Date; and (ii) the Consent Payment for (A) Consents deemed delivered with Notes validly tendered pursuant to the Tender and Consent Option at or prior to the Early Tender/Consent Deadline but which are not accepted for purchase due to proration and (B) Consents validly delivered pursuant to the Consent Only Option.

Holders may validly deliver their Consents pursuant to the Consent Only Option without tendering the corresponding Notes. Holders that validly tender Notes at or prior to the Early Tender/Consent Deadline pursuant to the Tender and Consent Option will be deemed to have delivered Consents with respect to the aggregate principal amount of the Notes tendered, even if a smaller principal amount of such Notes are accepted for purchase by us due to proration. Tendered Notes may be withdrawn and delivered Consents may be revoked at any time at or prior to the Withdrawal Deadline (which prior to any extension of any Early Tender/Consent Deadline is the earlier of the initial Early Tender/Consent Deadline and the date when the Requisite Consent Condition is satisfied), but not after.

Holders that deliver Consents without tendering the corresponding Notes should note that they will be required to deposit the corresponding Notes in an account established by the Depositary until the Payment Date or such earlier time as we terminate the Consent Solicitation. As more fully described in this Statement, Holders that deliver Consents without tendering the corresponding Notes may be subject to certain transfer blocking periods. See “Terms of the Tender Offer and the Consent Solicitation — Delivery of Consents.” All such untendered Notes deposited for Consents will be returned to the consenting Holders as promptly as practicable after the Payment Date or after the earlier termination by us of the Consent Solicitation or the revocation of the Consents by the Holder at or prior to the Withdrawal Deadline. See “Terms of the Tender Offer and the Consent Solicitation — Delivery of Consents” and “Terms of the Tender Offer and the Consent Solicitation — Withdrawal of Tenders and Revocation of Consents.”

Notwithstanding any other provision of the Tender Offer or Consent Solicitation, our obligation to accept for purchase, and to pay for, Notes that are validly tendered (and not validly withdrawn) pursuant to the Tender Offer, to make any Early Tender Payment pursuant to the Tender Offer or make any Consent Payment, as applicable, pursuant to the Consent Solicitation, is subject to the Tender Cap, possible proration and conditioned upon the satisfaction of or waiver of the conditions to the Tender Offer. See “Terms of the Tender Offer and the Consent Solicitation — Conditions of the Tender Offer and the Consent Solicitation.”

We expressly reserve the right, subject to applicable law, to:

•	delay accepting Notes or Consents;

•	extend the Tender Offer or the Consent Solicitation;

•	terminate or withdraw the Tender Offer or the Consent Solicitation if any of the conditions thereto are not satisfied; and

•

if any of the conditions to the Tender Offer and the Consent Solicitation are not satisfied, amend, modify or waive at any time, or from time to time, the terms of the Tender Offer or the Consent Solicitation in any respect as to Notes or Consents, including waiver of any conditions to consummation of the Tender Offer or the Consent Solicitation.

We are soliciting Consents to the Restricted Payment Amendment as a single proposal. Accordingly, a Consent purporting to consent to only one or some part of the Restricted Payment Amendment applicable to the Indenture will not be valid. If we do not receive the Requisite Consents, we will not pay the Consent Payment. If the Twelfth Supplemental Indenture effecting the Restricted Payment Amendment becomes operative, the Twelfth Supplemental Indenture will apply to all Notes issued under the Indenture, including those Notes that Holders do not tender.

We have commenced the Tender Offer and Consent Solicitation in order to decrease our indebtedness by up to $475 million and to provide flexibility to make distributions to our indirect shareholders either through cash generated from the disposition of non-core businesses or other sources or by other non-cash distributions. While we have not entered into any agreements with respect to any such disposition and cannot assure you that any such disposition will occur, we are currently exploring the potential disposition of Dexter Axle. We may also consider at the appropriate time strategic alternatives, including a sale of all or part of our Building Products business. The timing, price and other terms of any such disposition and the size of any related distribution to our indirect shareholders are subject to market and other conditions.

OFFER AND DISTRIBUTION RESTRICTIONS

This Statement does not constitute an offer to buy or a solicitation of an offer to sell Notes in any jurisdiction in which it is unlawful to make such offer or solicitation under applicable securities or blue sky laws. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer and/or the Consent Solicitation to be made by a licensed broker or dealer, the Tender Offer and/or the Consent Solicitation will be deemed to be made on behalf of the Company by one of the Dealer Managers and Solicitation Agents (or any of their affiliates) or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This Statement has not been filed with or reviewed by any federal or state securities commission or regulatory authority of any jurisdiction, nor has any such commission or authority passed upon the accuracy or adequacy of this Statement. Any representation to the contrary is unlawful and may be a criminal offense.

European Economic Area. In relation to each member state of the European Economic Area which has implemented Directive 2003/71/EC (the “Prospectus Directive”) (each, a “Relevant Member State”), the Tender Offer and Consent Solicitation may not be made in that Relevant Member State as an offer to the public, except that an offer to the public in that Relevant Member State may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are qualified investors as defined under the Prospectus Directive;

(b) to fewer than 100 (or, in the case of Relevant Member States that have implemented the Amended Prospectus Directive, 150) natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant Dealer Manager or Dealer Managers nominated by the Company for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer shall result in a requirement for us or the Dealer Managers and Solicitation Agents to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” means the communication in any form and by any means of sufficient information on the terms of the Tender Offer and Consent Solicitation, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” includes any relevant implementing measure in each Relevant Member State. To the extent a Relevant Member State has implemented Directive 2010/73/EC of the European Parliament and the Council amending the Prospectus Directive (the “Amended Prospectus Directive”), any reference herein to the Prospectus Directive shall be read as a reference to the Amended Prospectus Directive.

United Kingdom. The communication of the Statement and any other documents or materials relating to the Tender Offer and Consent Solicitation is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43(2) of the Order, or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Tender Offer and Consent Solicitation is only available to, and the Tender Offer and Consent Solicitation will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

General. Each Holder participating in the Tender Offer and/or the Consent Solicitation will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the Letter of Transmittal. Any tender of Notes or delivery of Consents from a Holder that is unable to make these representations will not be accepted. Each of the Company and the Dealer Managers and the Solicitation Agents reserves the right, in its absolute discretion, to investigate, in relation to any tender of Notes or delivery of Consents whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender or delivery shall not be accepted.

v

IMPORTANT INFORMATION

This Statement, the Letter of Transmittal and the documents incorporated by reference in this Statement contain important information that should be read before any decision is made with respect to the Tender Offer or the Consent Solicitation. Any questions regarding procedures for tendering Notes and/or delivering Consents or requests for additional copies of this Statement or the Letter of Transmittal should be directed to our Information Agent at its address and telephone number set forth on the back cover page of this Statement.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Statement, and, if given or made, such information or representation may not be relied upon as having been authorized by us, the Information Agent and Depositary or the Dealer Managers and Solicitation Agents.

NONE OF THE COMPANY, THE TRUSTEE, THE DEALER MANAGERS AND SOLICITATION AGENTS OR THE INFORMATION AGENT AND DEPOSITARY MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES AND/OR DELIVER CONSENTS PURSUANT TO THE TENDER OFFER AND THE CONSENT SOLICITATION, AND NO ONE HAS BEEN AUTHORIZED BY ANY OF THEM TO MAKE SUCH A RECOMMENDATION. HOLDERS SHOULD MAKE THEIR OWN DECISIONS AS TO WHETHER TO TENDER NOTES AND/OR DELIVER CONSENTS, AND, IF SO, THE PRINCIPAL AMOUNT OF NOTES TO TENDER AND/OR CONSENTS TO DELIVER.

From time to time following the Tender Offer, we may purchase additional Notes in the open market, in privately negotiated transactions, through tender offers or otherwise, or may redeem or defease Notes pursuant to the terms of the Indenture or other agreements governing such Notes. Additionally, the Company may, in the future and prior to October 1, 2013, exercise its rights under the Indenture to redeem up to $230,000,000 aggregate principal amount of the Notes that are not purchased in the Tender Offer at the Redemption Price, plus accrued and unpaid interests to the applicable redemption date, which date will follow the notice period required by the Indenture. Any other future purchases, including redemptions pursuant to the Indenture, may be on the same terms or on terms that are more or less favorable to Holders than the terms of the Tender Offer. Any future purchases by us will depend on various factors existing at that time. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we will pursue in the future.

The delivery of this Statement will not under any circumstances create any implication that the information contained herein or incorporated by reference herein is correct as of any time subsequent to the date hereof or, if incorporated by reference, the date such information was filed with the United States Securities and Exchange Commission (the “SEC”) or that there has been no change in the information set forth herein or incorporated by reference herein or in the affairs of the Company or any of its affiliates since the date hereof or, if incorporated by reference, the date such information was filed with the SEC.

IMPORTANT DATES

You should take note of the following dates in connection with the Tender Offer and the Consent Solicitation:

Date	Calendar Date and Time	Event
Early Tender/Consent Deadline	5:00 p.m., New York City time, on July 5, 2012, unless extended or earlier terminated by us.	The deadline for you to (i) tender Notes and thereby deliver Consents to qualify for the payment of (A) the Total Consideration, which includes the Early Tender Payment and the Consent Payment or (B) if your tendered Notes are not accepted for purchase by us due to proration, the Consent Payment or (ii) deliver Consents without tendering the corresponding Notes to qualify for the payment of the Consent Payment.

Withdrawal Deadline

5:00 p.m., New York City time, on July 5, 2012, unless extended or earlier terminated, provided, however, if the Requisite Consent Condition is satisfied prior to the Early Tender/Consent Deadline, we may issue a press release at which point Notes tendered in the Tender and Consent Option may no longer be withdrawn, and Consents delivered in the Consent Only Option may no longer be revoked.

The deadline for you to validly withdraw tendered Notes and/or revoke delivered Consents, subject to limited exceptions. Other than as described herein, following the Withdrawal Deadline, Notes tendered and Consents delivered after the Withdrawal Deadline may no longer be validly withdrawn or revoked.
Expiration Time	12:00 midnight, New York City time, on July 19, 2012, unless extended or earlier terminated by us.	The deadline for you to tender Notes to qualify for the payment of the Tender Offer Consideration on the Payment Date, which payment does not include the Early Tender Payment or the Consent Payment.

Payment Date	The Payment Date will occur on or promptly following the Expiration Time, subject to all conditions to the Tender Offer having been satisfied or waived by the Company.	The date on which the Company will deposit with the Depositary or, upon the Depositary’s instructions, with DTC, the amount of cash necessary to pay Depositary (i)(A) the Total Consideration for any Notes that were validly tendered at or prior to the Early Tender/Consent Deadline (and not validly withdrawn) and accepted by us for purchase (after any required proration) and (B) the Tender Offer Consideration for any Notes that were validly tendered after the Early Tender/Consent Deadline and at or prior to the Expiration Time and accepted by us for purchase (after any required proration), plus, in each case, Accrued Interest up to, but excluding, the Payment Date; and (ii) the Consent Payment for (A) Consents deemed delivered with Notes validly tendered pursuant to the Tender and Consent Option at or prior to the Early Tender/Consent Deadline but which are not accepted for purchase due to proration and (B) Consents validly delivered pursuant to the Consent Only Option.

INCORPORATION OF DOCUMENTS BY REFERENCE

Our indirect parent Pinafore Holdings B.V. (“Pinafore” or “Holdings”), a guarantor of the Notes, is currently subject to the reporting and other informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and, in accordance therewith, files reports and other information with the SEC. These reports and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Washington, D.C., 20549. Copies of these materials can be obtained from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges. These materials may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The documents listed below contain important information about Pinafore and its financial condition and are hereby incorporated by reference into this Statement as are any future filings made by Pinafore with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act before the termination of the Tender Offer and the Consent Solicitation:

•	Pinafore’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed March 8, 2012; and

•	Pinafore’s Current Reports on Form 6-K, as filed March 16, April 30 and June 22, 2012.

Information that Pinafore files with the SEC after the date of this Statement and which will be incorporated by reference into this Statement will automatically update and supersede information contained in this Statement. You will be deemed to have notice of all information incorporated by reference into this Statement as if that information were included in this Statement.

FORWARD-LOOKING STATEMENTS

This Statement includes and incorporates by reference statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. When we use the words or phrases “should result,” “believe,” “intend,” “plan,” “are expected to,” “targeted,” “will continue,” “will approximate,” “is anticipated,” “estimate,” “project” or similar expressions in this Statement or in the information incorporated herein by reference, they indicate forward-looking statements. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Statement and the information incorporated herein by reference and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

We want to caution you that any forward-looking statements are subject to uncertainties and other factors that could cause them to be incorrect. The material uncertainties and other factors known to us are discussed under the heading “Risk Factors” in Pinafore’s Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated herein by reference. Although we have attempted to compile a comprehensive list of these important factors, we want to caution you that other factors may prove to be important in affecting our future operating results. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact each factor or combination of factors may have on our business.

We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained or incorporated by reference in this Statement. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained or incorporated by reference in this Statement, those results or developments may not be indicative of results or developments in subsequent periods.

You are further cautioned not to place undue reliance on those forward-looking statements because they speak only of our views as of the date the statements were made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

SUMMARY

The following summary is qualified in its entirety by reference to, and should be read in connection with, the information appearing elsewhere and incorporated by reference in this Statement. Each of the capitalized terms used in this summary and not defined herein has the meaning set forth elsewhere in this Statement.

The Company

The Tender Offer and the Consent Solicitation is being made by Tomkins, LLC (formerly Pinafore, LLC), a limited liability company formed under the laws of Delaware, and Tomkins, Inc. (formerly Pinafore, Inc.), a corporation organized under the laws of Delaware.

We have commenced the Tender Offer and Consent Solicitation in order to decrease our indebtedness by up to $475 million and to provide flexibility to make distributions to our indirect shareholders either through cash generated from the disposition of non-core businesses or other sources or by other non-cash distributions. While we have not entered into any agreements with respect to any such disposition and cannot assure you that any such disposition will occur, we are currently exploring the potential disposition of Dexter Axle. We may also consider at the appropriate time strategic alternatives, including a sale of all or part of our Building Products business. The timing, price and other terms of any such disposition and the size of any related distribution to our indirect shareholders are subject to market and other conditions.

Notes	9% Senior Secured Second Lien Notes due 2018.

Description of the Tender Offer

Pursuant to the Tender Offer, we are offering to purchase for cash, upon the terms and subject to the conditions set forth in this Statement and the Letter of Transmittal, Notes in an aggregate principal amount not to exceed the Tender Cap of $475,000,000.

The Notes may be tendered only in principal amounts equal to minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The Consent Solicitation	We are soliciting Consents from Holders to the Restricted Payment Amendment. Holders may validly deliver their Consents pursuant to the Consent Only Option without tendering the corresponding Notes. Holders that validly tender Notes at or before the Early Tender/Consent Deadline pursuant to the Tender and Consent Option will be deemed to have delivered Consents with respect to the Notes so tendered, even if a smaller principal amount of such Notes are accepted for purchase due to proration. See “Terms of the Tender Offer and the Consent Solicitation — The Consent Solicitation,” “Terms of the Tender Offer and the Consent Solicitation — Acceptance of and Payment for Notes and Consents” and Appendix I.

Consent Payment

Holders who validly tender Notes at or before the Early Tender/Consent Deadline will be deemed to have delivered Consents with respect to the Notes so tendered. If you validly tender your Notes at or prior to the Early Tender/Consent Deadline, you do not validly withdraw your tendered Notes at or prior to the Withdrawal Deadline and your Notes are accepted for purchase, you will be entitled to receive a Consent Payment of $5 per $1,000 principal amount of Notes, which amount is included in the Total Consideration.

Even if a Holder’s Notes are prorated, that Holder will be deemed to have delivered Consents with respect to all Notes tendered at or before the Early Tender/Consent Deadline and will receive the Consent Payment in respect of all such Notes returned to it.

Holders may participate in the Consent Only Option by validly delivering Consents (and depositing the corresponding Notes in an account established by the Depositary) at or prior to the Early Tender/Consent Deadline. As more fully described in this Statement, Holders that deliver Consents without tendering the corresponding Notes may be subject to certain transfer blocking periods. See “Terms of the Tender Offer and the Consent Solicitation — Delivery of Consents.” Holders that validly deliver Consents pursuant to the Consent Only Option will be eligible to receive the Consent Payment with respect to those Consents.

Early Tender Payment	If you validly tender your Notes at or prior to the Early Tender/Consent Deadline and do not validly withdraw your tendered Notes at or prior to the Withdrawal Deadline, you will be entitled to receive an Early Tender Payment of $25 per $1,000 principal amount of Notes accepted for purchase by us.

Total Consideration	The “Total Consideration”, which includes the Early Tender Payment and Consent Payment, payable for each $1,000 principal amount of Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender/Consent Deadline and accepted for purchase by us is $1,120 per $1,000 principal amount.

Tender Offer Consideration	The “Tender Offer Consideration” is equal to the Total Consideration minus the Early Tender Payment and the Consent Payment. See “Terms of the Tender Offer and the Consent Solicitation — The Tender Offer.”

Proration

If the purchase of all validly tendered Notes would cause us to purchase a principal amount greater than the Tender Cap, then the Tender Offer will be oversubscribed and we, if we accept Notes in the Tender Offer, will accept for purchase tendered Notes on a prorated basis, with the aggregate principal amount of each Holder’s validly tendered Notes accepted for purchase determined by multiplying each Holder’s tender by the applicable proration factor, and rounding the product down to the nearest $1,000. Depending on the amount tendered and the proration factor applied, if the principal amount of Notes returned to a Holder as a result of proration would result in less than the minimum denomination being returned to such Holder, we will purchase all of such Holder’s validly tendered Notes.

So long as the other terms and conditions described herein are satisfied and subject to the Tender Cap, we intend to accept for payment all Notes validly tendered at or prior to the Expiration Time, and will only prorate such Notes if the aggregate amount of Notes validly tendered and not withdrawn exceeds the Tender Cap.

Tender Cap	If Notes are purchased in the Tender Offer, we will purchase up to the Tender Cap aggregate principal amount of the Notes outstanding.

Expiration Time	12:00 midnight, New York City time, on July 19, 2012, unless extended or earlier terminated by us.

Early Tender/Consent Deadline	5:00 p.m., New York City time, on July 5, 2012, unless extended or earlier terminated by us.

Accrued Interest	If your Notes are accepted for purchase in the Tender Offer, you will also be paid accrued and unpaid interest from the last interest payment date up to, but not including, the Payment Date.

Payment Date	The Payment Date, if any, will occur promptly following the Expiration Time.

The Restricted Payment Amendment

If the Twelfth Supplemental Indenture effecting the Restricted Payment Amendment becomes operative as a result of receiving the Requisite Consents, the Company’s capacity to make restricted payments under the Indenture would increase.

See “Terms of the Tender Offer and the Consent Solicitation — The Consent Solicitation” and Appendix I.

Twelfth Supplemental Indenture

If we have received the Requisite Consents, it is expected that we and the Trustee will execute the Twelfth Supplemental Indenture promptly after the later of receipt of such Consents and 5:00 p.m., New York City time, on July 5, 2012.

The Twelfth Supplemental Indenture will effect the Restricted Payment Amendment. See “Terms of the Tender Offer and the Consent Solicitation — The Consent Solicitation.”

Requisite Consents

So long as Consents have been received in respect of at least a majority in aggregate principal amount of the Notes, excluding any Notes owned by us or an Affiliate, the Restricted Payment Amendment to the Indenture would be approved.

As of June 21, 2012, the aggregate principal amount of the Notes held by non-Affiliates was approximately $1,035,000,000. See “Terms of the Tender Offer and the Consent Solicitation — Procedures for Tendering Notes and Delivering Consents.”

Acceptance of Tendered Notes and Payment

Upon the terms of the Tender Offer and the Consent Solicitation, including any required proration, and upon satisfaction or waiver of the conditions to the Tender Offer or the Consent Solicitation specified herein under “Terms of the Tender Offer and the Consent Solicitation — Conditions of the Tender Offer and the Consent Solicitation,” we will (a) accept for purchase Notes validly tendered (or defectively tendered, if we waive such defect) and not validly withdrawn at or prior to the Expiration Time, (b) promptly pay the Tender Offer Consideration (plus Accrued Interest) on the Payment Date for all Notes accepted for purchase, (c) make the Consent Payments and Early Tender Payments on the Payment Date for all Notes that were validly tendered at or prior to the Early Tender/Consent Deadline (or defectively tendered, if we waive such defect), not validly withdrawn (and the corresponding Consents not validly revoked) and accepted for purchase (and the corresponding Consents accepted) and/or (d) make the Consent Payments on the Payment Date for (i) Consents deemed delivered with Notes validly tendered (or defectively tendered, if we waive such defect) and not validly withdrawn (and the corresponding Consents not validly revoked) at or prior to the Early Tender/Consent Deadline but which are not accepted for purchase due to proration and (ii) Consents that were validly delivered at or prior to the Early Tender/Consent Deadline (and not validly revoked) without a tender of the corresponding Notes.

We reserve the right, subject to applicable laws, to (a) accept for purchase and pay for all Notes validly tendered at or prior to the Early Tender/Consent Deadline or Expiration Time and to keep the Tender Offer open or extend the Early Tender/Consent Deadline or Expiration Time to a later date and time and (b) waive all conditions to the Tender Offer for Notes validly tendered at or prior to the Early Tender/Consent Deadline or Expiration Time, as applicable.

Conditions of the Tender Offer	Consummation of the Tender Offer and the Consent Solicitation is conditioned upon satisfaction or waiver of the conditions set forth in “Terms of the Tender Offer and the Consent Solicitation — Conditions of the Tender Offer and the Consent Solicitation.” The Requisite Consent Condition and the Supplemental Indenture Condition are not conditions of the Tender Offer or for payment of the Tender Offer Consideration or the Early Tender Payment, but they are conditions for the payment of the Consent Payment pursuant to the Consent Solicitation.

How to Tender Notes and Deliver Consents	See “Terms of the Tender Offer and the Consent Solicitation — Procedures for Tendering Notes and Delivering Consents.” For further information, call the Information Agent and Depositary or one of the Dealer Managers and Solicitation Agents or consult your broker, dealer, commercial bank or trust company for assistance.

Withdrawal Deadline	5:00 p.m., New York City time, on July 5, 2012, unless extended or earlier terminated, provided, however, if the Requisite Consent Condition is satisfied prior to the Early Tender/Consent Deadline, we may issue a press release at which point Notes tendered in the Tender and Consent Option may no longer be withdrawn, and Consents delivered in the Consent Only Option may no longer be revoked.

Withdrawal and Revocation Rights	Notes tendered and Consents delivered at or prior to the Withdrawal Deadline may be withdrawn or revoked at any time at or prior to that Withdrawal Deadline, but not thereafter except as otherwise required by law. A valid withdrawal of tendered Notes will constitute the concurrent valid revocation of such Holder’s related Consents. In order for a Holder to revoke a Consent delivered together with the tender of the corresponding Notes, such Holder must withdraw the corresponding tendered Notes.

Consequences to Non-Tendering Holders	We may from time to time purchase any Notes that remain outstanding after the Expiration Time through open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise, on terms that may or may not be equal to the Tender Offer Consideration or the Total Consideration, or we may exercise any of our rights under the Indenture or other agreements governing such Notes (including redemption or defeasance rights). The Company may, in the future and prior to October 1, 2013, exercise its rights under the Indenture to redeem up to $230,000,000 aggregate principal amount of the Notes that are not purchased in the Tender Offer at the Redemption Price, plus accrued and unpaid interests to the applicable redemption date, which date will follow the notice period required by the Indenture. The Redemption Price is less than the sum of the Total Consideration, plus accrued and unpaid interest to, but excluding, the Payment Date payable to Holders who tender Notes in the Offer and whose Notes are accepted for purchase by the Company. A copy of the Indenture has been filed with the SEC by Pinafore and is available upon request. See “Terms of the Tender Offer and the Consent Solicitation — Significant Consequences” for a discussion of additional factors that should be considered in evaluating the Tender Offer.

Certain U.S. Federal Income Tax Considerations	For a discussion of the material United States federal income tax considerations of the Tender Offer and Consent Solicitation, see “Certain U.S. Federal Income Tax Considerations.”

Dealer Managers and Solicitation Agents	Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are serving as the Dealer Managers for the Tender Offer and Solicitation Agents for the Consent Solicitation (the “Dealer Managers and Solicitation Agents”). The Dealer Managers and Solicitation Agents’ contact information appears on the back cover of this Statement.

Information Agent and Depositary

Global Bondholder Services Corporation

Requests for additional copies of this Statement or the Letter of Transmittal should be directed to the Information Agent and Depositary. Its contact information appears on the back cover of this Statement.

TERMS OF THE TENDER OFFER AND THE CONSENT SOLICITATION

Purpose of the Tender Offer

We have commenced the Tender Offer and Consent Solicitation in order to decrease our indebtedness by up to $475 million and to provide flexibility to make distributions to our indirect shareholders either through cash generated from the disposition of non-core businesses or other sources or by other non-cash distributions. While we have not entered into any agreements with respect to any such disposition and cannot assure you that any such disposition will occur, we are currently exploring the potential disposition of Dexter Axle. We may also consider at the appropriate time strategic alternatives, including a sale of all or part of our Building Products business. The timing, price and other terms of any such disposition and the size of any related distribution to our indirect shareholders are subject to market and other conditions.

The Tender Offer

We are offering to purchase for cash, upon the terms and subject to the conditions set forth in this Statement and the Letter of Transmittal, up to the Tender Cap aggregate principal amount of the Notes outstanding.

The Notes may be tendered only in principal amounts equal to minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The Total Consideration payable for each $1,000 principal amount of Notes that are validly tendered at or prior to the Early Tender/Consent Deadline (and not validly withdrawn) and accepted for purchase by us will be the Total Consideration set forth in the table on the front cover of this Statement. The Total Consideration includes an Early Tender Payment of $25 per $1,000 principal amount of Notes (which is payable in respect of Notes tendered at or prior to the Early Tender/Consent Deadline and accepted for purchase) and a Consent Payment of $5 per $1,000 principal amount of Notes (which is payable in respect of Consents delivered at or prior to the Early Tender/Consent Deadline with the tender of the Notes and are accepted for purchase).

We will announce the results of proration by press release promptly after the Expiration Time, as the case may be. All Notes not accepted as a result of proration will be rejected from the Tender Offer and will be returned to tendering Holders at the Company’s expense promptly following the earlier of the Expiration Time or the date on which the Tender Offer is terminated. Even if a Holder’s Notes are prorated, that Holder will be deemed to have delivered Consents with respect to all Notes tendered at or before the Early Tender/Consent Deadline and will receive the Consent Payment in respect of all such Notes returned to it so long as all of the conditions of the Consent Solicitation, including the Requisite Consent Condition, are satisfied or waived by us.

Holders may participate in the Consent Only Option by validly delivering Consents (and depositing the corresponding Notes in an account established by the Depositary) at or prior to the Early Tender/Consent Deadline. As more fully described in this Statement, Holders that deliver Consents without tendering the corresponding Notes may be subject to certain transfer blocking periods. See “— Delivery of Consents.” Holders that validly deliver Consents pursuant to the Consent Only Option will be eligible to receive the Consent Payment with respect to those Consents so long as all of the conditions of the Consent Solicitation, including the Requisite Consent Condition, are satisfied or waived by us.

We will pay the Total Consideration, the Tender Offer Consideration or Consent Payment, as the case may be, with respect to Notes validly tendered and not validly withdrawn at or prior to the Expiration Time and that we choose to accept for purchase, subject to all conditions to the Tender Offer having been satisfied or waived by us, and Consents validly delivered (and not validly revoked) on the Payment Date, subject to all conditions to the Tender Offer having been satisfied or waived by us. In addition to the Total Consideration or the Tender Offer Consideration, as the case may be, Holders whose Notes are accepted for purchase pursuant to the Tender Offer will also receive the Accrued Interest.

The Requisite Consent Condition and the Supplemental Indenture Condition are not conditions of the Tender Offer or for payment of the Tender Offer Consideration or the Early Tender Payment, but they are conditions for the payment of the Consent Payment pursuant to the Consent Solicitation.

We will only make the Consent Payment on the Payment Date to eligible Holders if (x) the Requisite Consent Condition has been satisfied at or prior to the Withdrawal Deadline and (y) the Supplemental Indenture Condition has been satisfied. Holders must validly tender and not validly withdraw their Notes at or prior to the Early Tender/Consent Deadline in order to be eligible to receive the Total Consideration. The Tender Offer Consideration is equal to the Total Consideration minus the Early Tender Payment and the Consent Payment. Holders validly tendering their Notes after the Early Tender/Consent Deadline and at or prior to the Expiration Time and accepted for purchase by us will be eligible to receive only the Tender Offer Consideration. Notes accepted for purchase pursuant to the Tender Offer will be paid for in same-day funds promptly on the Payment Date. In addition to the Total Consideration or the Tender Offer Consideration, as the case may be, Holders whose Notes are accepted for purchase pursuant to the Tender Offer will also receive Accrued Interest.

So long as the other terms and conditions described herein are satisfied and subject to the Tender Cap, we intend to accept for payment all Notes validly tendered at or prior to the Expiration Date, and will only prorate such Notes if the aggregate amount of Notes validly tendered and not withdrawn exceeds the Tender Cap. If the purchase of all validly tendered Notes would cause us to purchase a principal amount greater than the Tender Cap, then the Tender Offer will be oversubscribed and we will accept for purchase tendered Notes on a prorated basis, with the aggregate principal amount of each Holder’s validly tendered Notes accepted for purchase determined by multiplying each Holder’s tender by the proration factor, and rounding the product down to the nearest $1,000. Holders that validly tender Notes at or before the Early Tender/Consent Deadline pursuant to the Tender and Consent Option will be deemed to have delivered Consents with respect to the Notes so tendered, even if a smaller principal amount of such Notes are accepted for purchase due to proration.

Subject to the satisfaction or waiver of the conditions of the Tender Offer and the Consent Solicitation, payment for Notes validly tendered and, to the extent applicable, Consents validly delivered, and accepted for purchase will be made on the Payment Date by the Company’s deposit of immediately available funds with the Depositary or, upon the Depositary’s instructions, with DTC.

On the Payment Date, the Company will deliver to the Depositary (i)(A) the Total Consideration for any Notes that were validly tendered at or prior to the Early Tender/Consent Deadline (and not validly withdrawn) and accepted by us for purchase (after any required proration) and (B) the Tender Offer Consideration for any Notes that were validly tendered after the Early Tender/Consent Deadline and at or prior to the Expiration Time and accepted by us for purchase (after any required proration), plus, in each case, Accrued Interest up to, but excluding, the Payment Date; and (ii) the Consent Payment for (A) Consents deemed delivered with Notes validly tendered pursuant to the Tender and Consent Option at or prior to the Early Tender/Consent Deadline but which are not accepted for purchase due to proration and (B) Consents validly delivered pursuant to the Consent Only Option.

For purposes of the Tender Offer, tendered Notes will be deemed to have been accepted for payment if, as and when the Company gives oral notice (confirmed in writing) or written notice thereof to the Depositary.

Holders may validly deliver their Consents without tendering the corresponding Notes. Holders that validly tender Notes at or prior to the Early Tender/Consent Deadline (and do not validly withdraw such Notes) will be deemed to have delivered Consents with respect to the aggregate principal amount of the Notes tendered. Tendered Notes may be withdrawn and delivered Consents may be revoked at any time at or prior to the Withdrawal Deadline (which prior to any extension of the Early Tender/Consent Deadline is the same time as the initial Early Tender/Consent Deadline), but not after.

We may from time to time purchase any Notes that remain outstanding after the Expiration Time through open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise, on terms that may or may not be equal to the Tender Offer Consideration or the Total Consideration, or we may exercise any of our rights under the Indenture or other agreements governing such Notes (including redemption or defeasance rights). The Company may, in the future and prior to October 1, 2013, exercise its rights under the Indenture to redeem up to $230,000,000 aggregate principal amount of the Notes that are not purchased in the Tender Offer at the Redemption Price, plus accrued and unpaid interests to the applicable redemption date, which date will follow the notice period required by the Indenture. The Redemption Price is less than the sum of the Total Consideration, plus accrued and unpaid interest to, but excluding, the Payment Date payable to Holders who tender Notes in the Offer and whose Notes are accepted for purchase by the Company. A copy of the Indenture has been filed with the SEC by Pinafore and is available upon request.

The Consent Solicitation

Concurrently with the Tender Offer, we are soliciting Consents from Holders to the Restricted Payment Amendment set forth in Appendix I hereto. The following summary of the Restricted Payment Amendment is qualified in its entirety by reference to, and should be read in connection with, Appendix I. Holders may validly deliver their Consents pursuant to the Consent Only Option without tendering the corresponding Notes. Holders that validly tender Notes at or prior to the Early Tender/Consent Deadline pursuant to the Tender and Consent Option will be deemed to have delivered Consents with respect to the aggregate principal amount of the Notes tendered, even if a smaller principal amount of such Notes are accepted for purchase by us due to proration.

If we receive the Requisite Consents and the Twelfth Supplemental Indenture effecting the Restricted Payment Amendment becomes operative, the Company’s capacity to make restricted payments under the Indenture would be increased. The following section of the Indenture would be revised as follows to effect the Restricted Payment Amendment (defined terms used below and not defined in this Statement shall have the meanings ascribed to them in the Indenture):

Proposed Amendment with respect to the Indenture

Section 4.04. Limitation on Restricted Payments (the Restricted Payment Amendment).

Section 4.04 will be amended to add an exception with respect to Restricted Payments if, at the time of making such payments, and after giving effect thereto, the Consolidated Total Debt Ratio of Holdings and its Restricted Subsidiaries would not exceed 3.0 to 1.0.

The definition of Consolidated Total Debt Ratio appears in Appendix I.

This description is qualified by reference to the full provisions of the Notes and the Indenture and the provisions of the Twelfth Supplemental Indenture, copies of which the Information Agent and Depositary can provide you. See “— Significant Consequences.”

The Restricted Payment Amendment to the Indenture constitutes a single proposal, and a consenting Holder must consent to the Restricted Payment Amendment to the Indenture in its entirety and may not consent selectively with respect to certain parts of the Restricted Payment Amendment.

We are soliciting Consents to the Restricted Payment Amendment as a single proposal. Accordingly, a Consent purporting to consent to only some part of the Restricted Payment Amendment to the Indenture will not be valid. If the Twelfth Supplemental Indenture effecting the Restricted Payment Amendment becomes operative, the Twelfth Supplemental Indenture will apply to all Notes issued under the Indenture, including those Notes that Holders do not tender. In that circumstance, the trading market for such Notes is likely to be significantly more limited. Notes that are not tendered or accepted for payment pursuant to the Tender Offer will remain obligations of the Company.

The Restricted Payment Amendment will be effected by the Twelfth Supplemental Indenture. If the Requisite Consent Condition has been satisfied, it is expected that we and the Trustee will execute the Twelfth Supplemental Indenture promptly after the later of receipt of such Consents and 5:00 p.m., New York City time, on July 5, 2012.

The Twelfth Supplemental Indenture will be effective immediately upon its execution and delivery; however, the Restricted Payment Amendment will not become operative until amounts payable by us pursuant to the Tender Offer and the Consent Solicitation are deposited with the Depositary on the Payment Date. Our obligation to accept for purchase, and to pay for, Notes validly tendered and not validly withdrawn pursuant to the Tender Offer and/or Consents validly delivered and not validly revoked pursuant to the Consent Solicitation is conditioned on the satisfaction or waiver of certain conditions. See “— Conditions of the Tender Offer and the Consent Solicitation.” The Indenture, without giving effect to the Restricted Payment Amendment, will remain in effect until the Twelfth Supplemental Indenture effecting the Restricted Payment Amendment becomes operative.

Holders who tender Notes in the Tender Offer are obligated to consent to the Restricted Payment Amendment. Pursuant to the terms of the Letter of Transmittal, the completion, execution and delivery thereof by a Holder in connection with the tender of Notes will be deemed to constitute the Consent of such tendering Holder to the Restricted Payment Amendment. The transfer of Notes will not have the effect of revoking any Consent theretofore given by the Holder of such Notes. See “— Withdrawal of Tenders and Revocation of Consents.”

No appraisal rights are available to Holders of Notes in connection with the Tender Offer or the Consent Solicitation.

Sources of Funds

We will use available cash on hand to provide the total amount of funds required to purchase the Notes and Consents sought pursuant to the Tender Offer and the Consent Solicitation and to pay all fees and expenses in connection therewith.

Conditions of the Tender Offer and the Consent Solicitation

Notwithstanding any other provision of the Tender Offer or the Consent Solicitation, and in addition to, and not in limitation of, our rights to extend or amend the Tender Offer and the Consent Solicitation, our obligation to accept for purchase, and to pay for, any Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is subject to the satisfaction of a number of conditions, all of which shall be deemed to have been satisfied unless any of the conditions or events set forth in paragraphs (a) through (e) below shall occur:

(a) (i) any general suspension of trading in, or limitation on prices for, securities or financial markets in the United States or Europe, (ii) a material impairment in the trading market for debt securities in the United States or Europe, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Europe (whether or not mandatory), (iv) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States or Europe, (v) any attack on, outbreak or escalation of hostilities or acts of terrorism involving the United States or any country in which Pinafore or any of its subsidiaries or affiliates conducts business or declaration of emergency or war by the United States or any country in which Pinafore or any of its subsidiaries or affiliates conducts business that would reasonably be expected to have a materially disproportionate effect on our (or our subsidiaries’) business, operations, condition or prospects relative to other companies in our industry (vi) any change in the tax laws in the United States or Europe that, in our reasonable judgment, materially alters the expected benefits to us of purchasing the Notes or (vii) any significant adverse change in the securities or financial markets in the United States or Europe generally or in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

(b) the existence of an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction that shall have been enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent or materially restrict or delay consummation of the Tender Offer or the Consent Solicitation or that is reasonably likely to be materially adverse to Pinafore or its subsidiaries’ business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects;

(c) any instituted or pending action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, that challenges the making of the Tender Offer or the Consent Solicitation or is reasonably likely to directly or indirectly prohibit, prevent, restrict or delay the consummation of the Tender Offer or the Consent Solicitation or otherwise adversely affects in any material manner the Tender Offer or the Consent Solicitation;

(d) there exists, in our sole judgment, any other actual or threatened legal impediment to the Tender Offer or the Consent Solicitation or any other circumstances that would materially adversely affect the transactions contemplated by the Tender Offer or the Consent Solicitation; or

(e) an event or events or the likely occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Tender Offer or the Consent Solicitation, or we shall have determined that anything could impair the contemplated benefits of the Tender Offer or the Consent Solicitation.

In addition, notwithstanding any other provision of the Tender Offer or the Consent Solicitation, and in addition to, and not in limitation of, our rights to extend or amend the Tender Offer and the Consent solicitation, our obligation to pay the Consent Payment with respect to any Consents validly delivered and not validly revoked pursuant to the Consent Solicitation is subject to the satisfaction of a number of conditions, all of which shall have been deemed to have been satisfied unless any of the conditions or events set forth in paragraphs (a) through (e) above and (f) and (g) below shall occur:

(f) we have not satisfied the Requisite Consent Condition at or prior to the Withdrawal Deadline; or

(g) we have not satisfied the Supplemental Indenture Condition.

The conditions described above are solely for our benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, including any action or inaction by us in our sole discretion, and may be waived by us, in whole or in part, at any time and from time to time prior to the Expiration Time. Our failure at any time to exercise any of our rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

We expressly reserve the right, in our sole discretion, subject to applicable law, to waive any and all of the conditions of the Tender Offer and the Consent Solicitation. If any of the Conditions are not satisfied or waived by us at the Expiration Time, we may terminate the Tender Offer and the Consent Solicitation, or any portion of it, or extend the Tender Offer and the Consent Solicitation, or any portion of it, and continue to accept tenders of Notes and/or deliveries of Consents. See “—Expiration Time; Early Tender/Consent Deadline; Extensions; Amendments.”

Additional Terms of the Tender Offer and the Consent Solicitation

•	Each Holder who tenders Notes and/or delivers Consents is required to represent that it is not an Affiliate of the Company, and the Company does not intend to purchase any Affiliate Notes or accept any Affiliate Consents.

•	All communications, payments, notices, certificates, or other documents to be delivered to or by a Holder will be delivered by or sent to or by it at the Holder’s own risk. None of the Company, the Dealer Managers and Solicitation Agents or the Information Agent and Depositary shall accept any responsibility for failure of delivery of a notice, communication or electronic acceptance instruction.

•	By submitting a valid electronic acceptance instruction, a Holder will be deemed to have given the representations, warranties and undertakings of the Holder set forth below in “— Procedures for Tendering Notes and Delivering Consents” and “— Representations, Warranties and Undertakings.”

•	All acceptances of tendered Notes and/or delivered Consents shall be deemed to be made on the terms set out in this Statement and the Letter of Transmittal (and shall be deemed to be given in writing even though submitted electronically).

•	The Company may in its sole discretion elect to treat as valid an electronic tender of Notes and/or delivery of Consents instruction in respect of which the relevant Holder does not fully comply with all the requirements of these terms.

•	Unless waived by the Company, any irregularities in connection with tenders of Notes and/or deliveries of Consents must be cured within such time as the Company shall determine. None of the Company, the Dealer Managers and Solicitation Agents, the Information Agent and Depositary or any other person shall be under any duty to give notification of any defects or irregularities in such tenders of such Notes and/or such deliveries of such Consents, nor will any of such entities incur any liability for failure to give such notifications. Tenders of such Notes and/or deliveries of such Consents may be deemed not to have been made until such irregularities have been cured or waived. The Company, in its sole discretion, may waive any irregularities in any tenders of Notes and/or deliveries of Consents, which may include irregularities in how or when Notes are tendered and/or Consents are delivered.

•	None of the Company, the Dealer Managers and Solicitation Agents or the Information Agent and Depositary shall accept any responsibility for failure of delivery of a notice, communication or electronic acceptance instruction.

•	Any rights or claims which a Holder may have against the Company in respect of any tendered Notes, any delivered Consents (with or without the tender of the corresponding Notes), the Tender Offer or the Consent Solicitation shall be extinguished or otherwise released upon the payment to such Holder of the Consent Payment (for (A) Consents deemed delivered with Notes validly tendered pursuant to the Tender and Consent Option at or prior to the early Tender/Consent Deadline but which are not accepted for purchase due to proration and (B) Consents validly delivered pursuant to the Consent Only Option) or the Total Consideration (including Accrued Interest) or Tender Offer Consideration (including Accrued Interest), as the case may be.

•	Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or notice, in addition to any press release or notice required pursuant to the terms of the Indenture, to the Depositary and the Dealer Managers and Solicitation Agents.

•	Notes are debt obligations of the Company and are governed by the Indenture. There are no appraisal or other similar statutory rights available to the Holders in connection with the Tender Offer.

•	The contract constituted by the Company’s acceptance for payment in accordance with the terms of this Statement and the Letter of Transmittal of all Notes validly tendered (or defectively tendered, if such defect has been waived by the Company) and/or Consents validly delivered shall be governed by, and construed in accordance with the laws of the State of New York.

The Tender Offer and the Consent Solicitation will commence on June 21, 2012.

Significant Consequences

The following factors, in addition to the other information set forth herein, should be considered carefully before determining whether or not to tender Notes and/or deliver Consents.

Effect of Restricted Payment Amendment. If the Tender Offer and the Consent Solicitation is consummated and the Twelfth Supplemental Indenture effecting the Restricted Payment Amendment becomes operative, Holders whose Notes are not purchased pursuant to the Tender Offer, including Notes that are validly tendered but not accepted for purchase due to proration, would be subject to the Company’s increased capacity to make restricted payments under the Indenture including any related distribution to the Company’s indirect shareholders. See “— The Consent Solicitation” and Appendix I. The Restricted Payment Amendment, once operative, would permit us to take actions that could increase the credit risks faced by the Holders of any remaining Notes, adversely affect the market price of such Notes or otherwise be adverse to the interests of the Holders of such remaining Notes. The Restricted Payment Amendment will not relieve us from our obligation to make scheduled payments of principal and accrued interest on the remaining Notes in accordance with the terms of the Indenture as currently in effect.

Adverse effects on trading market for Notes. To the extent that Notes are tendered and accepted in the Tender Offer, the trading market for any Notes that remain outstanding thereafter will be diminished. A Note issue with a smaller outstanding aggregate principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for Notes not tendered for purchase may be affected adversely to the extent that the principal amount of Notes tendered and purchased pursuant to the Tender Offer reduces the float of Notes. The reduced float may also tend to make trading prices more volatile. There can be no assurance that any trading market will exist for Notes following the consummation of the Tender Offer.

The amount of Notes that will be accepted for purchase may change. Notes tendered may only be withdrawn at or prior to the Withdrawal Deadline, unless otherwise required by law. We are reserving the right to increase the Tender Cap at any time without providing additional withdrawal rights. If Holders tender more Notes than they expect to be accepted based on proration and we subsequently increase the Tender Cap and accept more of such Notes tendered (and not validly withdrawn) at or prior to the Withdrawal Deadline, such Holders will not be able to withdraw any of their previously tendered Notes. Accordingly, Holders should not tender any Notes that they do not wish to be accepted for purchase. We will not be able to definitively determine whether the Tender Offer is oversubscribed or what the effects of proration may be until after the Expiration Time has passed. Therefore, Holders will not be able to have their Notes returned until after the time we establish the amount of Notes to be purchased pursuant to the Tender Offer.

The Early Tender Payment will be paid only to Holders who validly tender their Notes at or prior to the Early Tender/Consent Deadline (and do not validly withdraw such Notes). The Early Tender Payment will be paid only to Holders that validly tender their Notes at or prior to the Early Tender/Consent Deadline (and do not validly withdraw them). On the Payment Date, assuming satisfaction or waiver of the conditions to the Tender Offer and the Consent Solicitation and subject to proration, we will pay the Early Tender Payment to each Holder that validly tenders Notes in the Tender Offer at or prior to the Early Tender/Consent Deadline. If a Holder’s Notes are not validly tendered at or prior to the Early Tender/Consent Deadline, or a Holder’s Notes are withdrawn and such Notes are retendered after the Early Tender/Consent Deadline, such Holder will not receive the Early Tender Payment in respect of such Notes even though some or all of such Notes may be accepted for purchase in the Tender Offer. In such case, such Holder will receive only the Tender Offer Consideration for such Notes that are accepted for purchase and purchased.

The Consent Payment will be paid only to Holders that validly deliver their Consents at or prior to the Early Tender/Consent Deadline (and do not validly revoke). On the Payment Date, assuming satisfaction of the Requisite Consent Condition and the Supplemental Indenture Condition and the satisfaction or waiver of the other conditions to the Tender Offer and the Consent Solicitation, we will pay the Consent Payment to each Holder that validly delivers Consents to the Restricted Payment Amendment either by validly tendering their Notes in the Tender Offer at or prior to the Early Tender/Consent Deadline or delivering their Consents at or prior to the Early Tender/Consent Deadline without tendering the related Notes. If a Holder’s Notes are not validly tendered or Consents (without the tender of the corresponding Notes) are not validly delivered at or prior to the Early Tender/Consent Deadline, or a Holder’s Notes are withdrawn or Consents revoked and such Notes are not properly retendered or such Consents are not properly redelivered at or prior to the Early Tender/Consent Deadline, such Holder will not receive the Consent Payment even though the Restricted Payment Amendment will be effective as to any Notes that are not purchased in the Tender Offer.

Holders delivering Consents will have to deposit their Notes with the Depositary until the Payment Date or the earlier termination of the Tender Offer and the Consent Solicitation or the earlier revocation of the related Consents, even if they are not also tendering their Notes. Holders delivering Consents in the Consent Solicitation must deposit the Notes to which the Consents relate with the Depositary even if such Notes are not being tendered. As more fully described in this Statement, Holders that deliver Consents without tendering the corresponding Notes may be subject to certain transfer blocking periods. See “— Delivery of Consents.” A Holder may revoke its Consent at any time at or prior to the Withdrawal Deadline, but not thereafter. Therefore, following the Withdrawal Deadline, a Holder that has deposited Notes with the Depositary in connection with its delivery of Consents will not have access to such Notes, including for the purpose of settling a sale thereof.

Future Purchases of Notes. We may from time to time purchase any Notes that remain outstanding after the Expiration Time through open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise, on terms that may or may not be equal to the Tender Offer Consideration or the Total Consideration, or we may exercise any of our rights under the Indenture or other agreements governing such Notes (including redemption or defeasance rights). The Company may, in the future and prior to October 1, 2013, exercise its rights under the Indenture to redeem up to $230,000,000 aggregate principal amount of the Notes that are not purchased in the Tender Offer at the Redemption Price, plus accrued and unpaid interests to the applicable redemption date, which date will follow the notice period required by the Indenture. A copy of the Indenture has been filed with the SEC by Pinafore and is available upon request.

Expiration Time; Early Tender/Consent Deadline; Extensions; Amendments

The Expiration Time with respect the Notes is 12:00 midnight, New York City time, on July 19, 2012, unless extended or earlier terminated, in which case the Expiration Time will be such date to which the Expiration Time is extended or earlier terminated. The Early Tender/Consent Deadline is 5:00 p.m., New York City time, on July 5, 2012, unless extended or earlier terminated, in which case the Early Tender/Consent Deadline will be such date to which the Early Tender/Consent Deadline is extended or earlier terminated.

Subject to applicable securities laws and the terms and conditions set forth in this Statement, we expressly reserve the right to (i) waive any or all of the conditions to the Tender Offer and the Consent Solicitation prior to the date of acceptance for purchase of Notes and/or Consents in the Tender Offer or the Consent Solicitation if any of the conditions to the Tender Offer and the Consent Solicitation are not satisfied, (ii) extend the Early Tender/Consent Deadline, (iii) extend the Expiration Time, or (iv) otherwise amend the terms of or terminate the Tender Offer or the Consent Solicitation if any of the conditions to the Tender Offer and the Consent Solicitation are not satisfied. In order to extend the Early Tender/Consent Deadline or Expiration Time, we will notify the Information Agent and Depositary, and will make a public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Tender/Consent Deadline or Expiration Time, as applicable. The rights reserved by us in this paragraph are in addition to our rights described under “— Conditions of the Tender Offer and the Consent Solicitation.” During any extension of the Tender Offer, all Notes validly tendered and not accepted for purchase will remain subject to the Tender Offer and may, subject to the terms and conditions of the Tender Offer, be accepted for purchase by us. During any extension of the Consent Solicitation, all validly delivered Consents will remain effective, unless validly revoked at or prior to the extended Withdrawal Deadline.

The minimum period during which the Tender Offer and the Consent Solicitation will remain open following material changes in the terms of the Tender Offer or the Consent Solicitation or in the information concerning the Tender Offer or the Consent Solicitation will depend upon the facts and circumstances of such change, including the relative materiality of the changes. With respect to any amendment of the terms of the Tender Offer providing for a modification of the Tender Cap or a modification in consideration or principal amount of such Notes sought, we will keep the Tender Offer and Consent Solicitation open for a minimum ten business day period to allow for adequate dissemination of such change; provided, however, that we will not be required to amend or extend the Tender Offer if we increase the Tender Cap purchased in the Tender Offer by an amount not exceeding 2% of the outstanding principal amount.

If we amend the terms of the Tender Offer or the Consent Solicitation in a manner determined by us to constitute a material change to the Holders, we will promptly disclose such amendment in a manner reasonably calculated to inform Holders of such amendment and, to the extent necessary, extend the Withdrawal Deadline, the Tender Offer and/or the Consent Solicitation for a period of time deemed by us to be the extent required by law and to be adequate to permit such Holders to validly withdraw their Notes and revoke their Consents.

Procedures for Tendering Notes and Delivering Consents

The tender of Notes and/or delivery of Consents pursuant to the Tender Offer and the Consent Solicitation and in accordance with the procedures described below will constitute a tender of Notes and/or delivery of Consents. The method of tendering Notes and/or delivering Consents and delivering the Letter of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent’s Message (as defined below) transmitted through ATOP, is at the election and risk of the person tendering Notes and/or delivering Consents and delivering the Letter of Transmittal and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested and that the mailing be made sufficiently in advance of the Expiration Time or the Early Tender/Consent Deadline, as applicable, to permit delivery to the Depositary prior to such date. If Notes are delivered via ATOP, there is no need to deliver a Letter of Transmittal.

Tender of Notes

The tender of Notes by a Holder (and subsequent acceptance of such tender by the Company) pursuant to one of the procedures set forth below will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and the Letter of Transmittal, which agreement will be governed by, and construed in accordance with, the laws of the State of New York.

The procedures by which Notes may be tendered by beneficial owners who are not registered Holders will depend upon the manner in which Notes are held.

Delivery of Consents

Only registered Holders are entitled to deliver Consents. The transfer of Notes on the register for Notes will not have the effect of revoking any Consent previously given by the registered holder of those Notes and that Consent will remain valid unless revoked by the person in whose name such Notes are then registered on the register for Notes. Revocation will be effective only if the Information Agent and Depositary receives the notice of revocation at or prior to the Withdrawal Deadline.

If your Notes and/or Consents are not validly tendered or validly delivered, as applicable, at or prior to the Early Tender/Consent Deadline, or are validly withdrawn or validly revoked, as applicable, at or prior to the Withdrawal Deadline and not validly retendered or redelivered, as applicable, at or prior to the Early Tender/Consent Deadline, you will not be eligible to receive an Early Tender Payment and Consent Payment, as applicable, even though the Twelfth Supplemental Indenture effecting the Restricted Payment Amendment may be operative as to your Notes that are not tendered or accepted for purchase in the Tender Offer.

Holders that deliver Consents without tendering the corresponding Notes must temporarily deposit the corresponding Notes in an account established by the Depositary until the Payment Date or such earlier time as we terminate the Consent Solicitation. Trading of deposited Notes is not permitted. Holders wishing to deliver Consents but not tender the corresponding Notes must indicate in the Letter of Transmittal or Agent’s Message (as defined below) that such Holder has elected to Consent to the Restricted Payment Amendment but not to tender Notes pursuant to the Tender Offer. Holders that make such election will receive the deposited Notes from the Depositary promptly following the earlier of the Payment Date or, in the event of a termination by the Company of the Consent Solicitation or a revocation of the delivered Consents by the Holder at or prior to the Withdrawal Deadline, promptly following such termination or revocation. A Holder that has delivered Consents without tendering the corresponding Notes wishing thereafter to tender such corresponding Notes must indicate in a subsequent Letter of Transmittal or Agent’s Message that such Holder has elected to tender such Notes pursuant to the Tender Offer. The Consents previously delivered will remain valid with respect to such Notes.

Each Holder participating in the Consent Only Option (i) must procure that the relevant clearing system blocks the Notes which are the subject of such Consent Only Option and (ii) will be deemed to have authorized the clearing system to block its Notes and to hold the same to the order or under the control of the Information Agent and Depositary. Any Note(s) so held and blocked will be released to the Holder by the relevant clearing system as promptly as practicable, but in any event no more than three business days, after the Expiration Time. By blocking its Notes, each Holder will be deemed to consent to the Restricted Payment Amendment.

Tender of Notes Held in Physical Form

If you believe that you are holding a Note in physical form, please contact the Dealer Managers and Solicitation Agents for the appropriate procedures with regard to tendering such Notes and/or delivering Consents. If any Notes are held in physical form, such Notes could be tendered and Consents delivered to the Depositary at the address identified on the back cover of this Statement.

If Notes are registered in the name of a person other than the signer of a Letter of Transmittal, then, in order to validly tender such Notes pursuant to the Tender Offer and/or deliver Consents with respect to such Notes pursuant to the Consent Solicitation, such Notes or Consents must be endorsed or accompanied by an appropriate written instrument or instruments of transfer signed exactly as the name(s) of Holder(s) appear on such Notes, with the signature(s) on such Notes, Consents or instruments of transfer guaranteed as provided below. If these procedures are followed by a beneficial owner tendering Notes and/or delivering Consents with respect to such Notes (x) at or before the Early Tender/Consent Deadline or (y) after the Early Tender/Consent Deadline and at or before the Expiration Time, as applicable, Holder(s) of such Notes must sign a valid proxy.

Tender of Notes Held Through a Custodian

Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes and/or deliver Consents should contact the registered Holder promptly and instruct such Holder to tender Notes and/or deliver Consents on such beneficial owner’s behalf. Any beneficial owner of Notes held through DTC or its nominee, through authority granted by DTC, may direct the DTC participant through which that beneficial owner’s Notes are held in DTC to tender Notes and/or deliver Consents on that beneficial owner’s behalf. If such beneficial owner wishes to tender such Notes and/or deliver such Consents himself, such beneficial owner must, prior to completing and executing the Letter of Transmittal and tendering such Notes and/or delivering such Consents, either make appropriate arrangement to register ownership of the Notes in such beneficial owner’s name (if permitted) or otherwise follow the procedures described below. The transfer of record ownership (if permitted) may take considerable time.

Tender of Notes Held Through DTC

To effectively tender Notes and/or deliver Consents that are held through DTC, DTC participants should either (i) properly complete and duly execute the Letter of Transmittal (or a manually signed facsimile thereof), together with any other documents required by the Letter of Transmittal, and mail or deliver the Letter of Transmittal and such other documents to the Depositary or (ii) electronically transmit their acceptance through ATOP (and thereby tender Notes and/or deliver Consents), for which the Tender Offer and the Consent Solicitation will be eligible. Upon receipt of such Holder’s acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent’s Message to the Depositary for its acceptance.

The method of delivery of Notes, Consents and Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent’s Message transmitted through ATOP, is at the election and risk of the person tendering Notes and/or delivering Consents and delivering the Letters of Transmittal and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Depositary. If Notes are delivered via ATOP there is no need to deliver a Letter of Transmittal.

Book-Entry Delivery Procedures

Any financial institution that is a participant in DTC may make book-entry tender of Notes and/or delivery of Consents by causing DTC to transfer such Notes into the Depositary’s account and/or deliver such Consents in accordance with DTC’s ATOP. Delivery of documents to DTC does not constitute delivery to the Depositary. The confirmation of a book-entry transfer into the Depositary account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from a tendering participant, which acknowledgment states that such participant has received and agrees to be bound by this Statement and the Letter of Transmittal and the Company may enforce that agreement against such participant.

Signature Guarantees

Signatures on all Letters of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each a “Medallion Signature Guarantor”), unless Notes tendered are tendered and delivered (i) by a registered Holder (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) who has not completed any of the boxes entitled “A. Special Issuance/Delivery Instructions” or “B. Special Issuance/Delivery Instructions” on the Letter of Transmittal or (ii) for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an “Eligible Institution”). If Notes are registered in the name of a person other than the signer of the Letter of Transmittal or if Notes not accepted for purchase or not tendered are to be returned to a person other than the registered Holder, then the signature on the Letter of Transmittal accompanying the tendered Notes must be guaranteed by a Medallion Signature Guarantor as described above.

Representations, Warranties and Undertakings

By submitting a valid electronic acceptance instruction, a Holder is deemed to represent, warrant and undertake to the Company, the Depositary and the Dealer Managers and Solicitation Agents that:

I. the Holder has received and reviewed this Statement and the Letter of Transmittal, understands and agrees to be bound by all the terms of the Tender Offer and Consent Solicitation and has full power and authority to tender Notes and/or deliver Consents in respect of such Notes;

II. the Notes are, at the time of acceptance, and will continue to be, until the payment on the Payment Date or the termination or withdrawal of the Tender Offer, or, in the case of Notes in respect of which the tender has been revoked, the date on which such tender is validly revoked, held by it;

III. the Holder acknowledges that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the Holder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the Holder and shall not be affected by, and shall survive, the death or incapacity of the Holder;

IV. if Notes and /or Consents are accepted by the Company for payment, the Holder acknowledges that the value date for delivery and receipt will be the Payment Date. The Holder acknowledges that, to the extent the Holder tenders its Notes or delivers its Consents without tendering the corresponding Notes after the Early Tender/Consent Deadline or withdraws its Notes or revokes its Consents before the Withdrawal Deadline, the Holder will not receive the payment of the Early Tender Payment and/or Consent Payment that would otherwise be payable with respect to Notes and/or Consents delivered to the Depositary at or prior to the Early Tender/Consent Deadline;

V. the Notes, the subject of the electronic acceptance instruction will, on the Payment Date, be transferred by the Holder with full title guarantee free from all liens, charges and encumbrances and together with all rights attached thereto;

VI. the Holder is not an Affiliate of the Company;

VII. the Holder is not a person to whom it is unlawful to make an invitation pursuant to the Tender Offer or the Consent Solicitation under applicable securities laws;

VIII. the Holder is not a resident and/or located in the United Kingdom or, if the Holder is a resident and/or located in the United Kingdom, the Holder is a person falling within the definition of investment professional (as defined in Article 19(5) of the Order) or within Article 43(2) of the Order, or to whom this Statement may lawfully be communicated in accordance with the Order; and

IX. the Holder is not a resident of and/or located in a Relevant Member State of the European Economic Area which has implemented the Prospectus Directive or, if the Holder is a resident of and/or located in a Relevant Member State, the Holder is a qualified investor as defined under the Prospectus Directive.

Other Matters

Tenders of Notes and/or deliveries of Consents pursuant to any of the procedures described above, and acceptance thereof by us for purchase, will constitute a binding agreement between us and the tendering Holder of such Notes and/or Consents, upon the terms and subject to the conditions of the Tender Offer and the Consent Solicitation in effect on the date Notes and/or Consents are accepted for payment.

There are no guaranteed delivery provisions provided by the Company in conjunction with the Tender Offer or the Consent Solicitation under the terms of this Statement or any of the other documents relating to the Tender Offer. Holders must tender their Notes and/or deliver their Consents in accordance with the procedures set forth under “— Procedures for Tendering Notes and Delivering Consents.”

By tendering a Letter of Transmittal (or by tendering Notes through book-entry transfer) as set forth above, and subject to and effective upon acceptance for purchase of, and payment for, Notes tendered therewith, a Holder (i) irrevocably sells, assigns and transfers to or upon the order of us all right, title and interest in and to all Notes tendered thereby, (ii) waives any and all other rights with respect to Notes (including, without limitation, the Holder’s waiver of any existing or past defaults and their consequences in respect of Notes and the Indenture), (iii) releases and discharges us from any and all claims the Holder may have now, or may have in the future, arising out of, or related to, Notes, including, without limitation, any claims that the Holder is entitled to receive additional principal or interest payments with respect to Notes or to participate in any redemption or defeasance of Notes and (iv) irrevocably constitutes and appoints the Depositary as the true and lawful agent and attorney-in-fact of the Holder with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to us, (b) deliver Consents in respect of such Notes, together with all accompanying evidences of transfer and authenticity, to us, (c) present such Notes for transfer on the relevant security register, and (d) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have no rights to, or control over, funds from us, except as agent for the Holder, for the Tender Offer Consideration or the Total Consideration, as the case may be, and Accrued Interest for any tendered Notes that are purchased by us).

All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all tenders of Notes and/or deliveries of Consents will be determined by us, in our sole discretion, the determination of which shall be final and binding. Alternative, conditional or contingent tenders of Notes and/or deliveries of Consents will not be considered valid. We reserve the absolute right, in our sole discretion, to reject any or all tenders of Notes and/or deliveries of Consents that are not in proper form or the acceptance of which, in our opinion, would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Notes and/or the delivery as to particular Consents.

Our interpretation of the terms and conditions of the Tender Offer and the Consent Solicitation (including the instructions in the Letter of Transmittal) will be final and binding. Any defect or irregularity in connection with tenders of Notes and/or deliveries of Consents must be cured within such time as we determine, unless waived by us. Tenders of Notes and/or deliveries of Consents shall not be deemed to have been made until all defects and irregularities have been waived by us or cured. Holders may deliver Consents without validly tendering their corresponding Notes pursuant to the Tender Offer. None of the Company, the Dealer Managers and Solicitation Agents, the Information Agent and Depositary or any other person will be under any duty to give notice of any defects or irregularities in tenders of Notes and/or deliveries of Consents, or will incur any liability to Holders for failure to give any such notice.

Acceptance of and Payment for Notes and Consents

Upon the terms and subject to the conditions of the Tender Offer and the Consent Solicitation (including if the Tender Offer or the Consent Solicitation are extended or amended, the terms and conditions of any such extension or amendment), we will (i) accept for purchase, and pay for, Notes that are validly tendered at or prior to the Expiration Time (and not validly withdrawn) after any required proration if the aggregate principal amount of Notes tendered at or prior to the Expiration Time exceeds the Tender Cap, and (ii) accept and pay for all Consents validly delivered at or prior to the Early Tender/Consent Deadline (and not validly revoked).

If the purchase of all validly tendered Notes would cause us to purchase a principal amount greater than the Tender Cap, then the Tender Offer will be oversubscribed and we, if we accept Notes in the Tender Offer, will accept for purchase tendered on a prorated basis, with the aggregate principal amount of each Holder’s validly tendered Notes accepted for purchase determined by multiplying each Holder’s tender by the proration factor, and rounding the product down to the nearest $1,000. Depending on the amount tendered and the proration factor applied, if the principal amount of Notes returned to a Holder as a result of proration would result in less than the minimum denomination being returned to such Holder, we will purchase all of such Holder’s validly tendered Notes.

We will make payment of the Total Consideration or Tender Offer Consideration, as the case may be, plus Accrued Interest, pursuant to the Tender Offer and the Consent Solicitation on the Payment Date. In addition to Consent Payments made as part of payments of Total Consideration, we will also make payment of the Consent Payment on the Payment Date to those Holders who (i) validly deliver Consents pursuant to the Consent Only Option or (ii) validly tender Notes pursuant to the Tender and Consent Option and a smaller principal amount of such Notes are accepted for purchase due to proration.

The Notes may be tendered only in principal amounts equal to the authorized denominations of the Notes.

For purposes of the Tender Offer, we will be deemed to have accepted Notes for purchase if, as and when we give oral (promptly confirmed in writing) or written notice thereof to the Depositary.

With respect to tendered Notes that are to be returned to Holders, such Notes will be returned without expense to the Holder promptly (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC from which such Notes were delivered) after the expiration or termination of the Tender Offer and the Consent Solicitation, unless other instructions were given by the Holder in the Letter of Transmittal or to the book-entry transfer facility.

We will pay for Notes and/or Consents accepted for purchase in the Tender Offer and the Consent Solicitation by depositing such payment in cash with the Depositary, which will act as agent for you for the purpose of receiving the Tender Offer Consideration, Early Tender Payment (if applicable) and Consent Payment (if applicable) and transmitting the Tender Offer Consideration, Early Tender Payment and Consent Payment to you on the Payment Date. Tendering Holders should indicate in the applicable box in the Letter of Transmittal or to the book-entry transfer facility in the case of Holders who electronically transmit their acceptance through ATOP the name and address to which payment of the cash consideration and/or certificates evidencing Notes not accepted for purchase, each as appropriate, are to be issued or sent, if different from the name and address of the person signing the Letter of Transmittal or transmitting such acceptance through ATOP, as the case may be.

We expressly reserve the right, subject to applicable law, to (1) delay acceptance for purchase of Notes tendered under the Tender Offer and the Consent Solicitation or the payment for Notes accepted for purchase (subject to Rule 14e-1 under the Exchange Act, which requires that we pay the consideration offered or return Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Tender Offer or the Consent Solicitation), or (2) terminate the Tender Offer and the Consent Solicitation at any time if any of the conditions thereto are not satisfied.

For purposes of the Consent Solicitation, Consents received by the Depositary will be deemed to have been accepted if, as and when, (a) the Company and the Trustee execute the Twelfth Supplemental Indenture in respect of any remaining Notes that are not tendered pursuant to the Tender Offer and (b) the Company has accepted the corresponding Notes for purchase and payment pursuant to the Tender Offer. If a Consent has been validly revoked by a Holder, the Consent will be deemed invalid and not accepted by the Depositary.

If, for any reason, acceptance for purchase of, or payment for, validly tendered Notes and/or validly delivered Consents pursuant to the Tender Offer and the Consent Solicitation is delayed, or we are unable to accept for purchase or to pay for validly tendered Notes and/or validly delivered Consents pursuant to the Tender Offer and the Consent Solicitation, then the Depositary may, nevertheless, on behalf of us, retain tendered Notes and/or delivered Consents, without prejudice to our rights described under “— Procedures for Tendering Notes and Delivering Consents — Expiration Time; Early Tender/Consent Deadline; Extensions; Amendments” and “— Conditions of the Tender Offer and the Consent Solicitation” above and “— Withdrawal of Tenders and Revocation of Consents” below.

It is a condition precedent to the Company’s obligation to make any Consent Payment that (x) the Requisite Consent Condition for the Indenture has been satisfied at or prior to the Withdrawal Deadline and (y) the Supplemental Indenture Condition has been satisfied. The Requisite Consent Condition and the Supplemental Indenture Condition are not conditions of the Tender Offer or for payment of the Tender Offer Consideration or the Early Tender Payment, but they are conditions for the payment of the Consent Payment pursuant to the Consent Solicitation.

You will not be obliged to pay brokerage commissions or fees to the Dealer Managers and Solicitation Agents, the Information Agent and Depositary, or us with respect to the Tender Offer or the Consent Solicitation.

We will pay all transfer taxes applicable to the purchase and transfer of Notes pursuant to the Tender Offer and the Consent Solicitation, except if the payment of the Total Consideration or the Tender Offer Consideration, as applicable, is being made to, or if certificates representing Notes for principal amounts not tendered or not accepted for payment are registered or issued in the name of, any person other than the registered Holder tendered thereby or if tendered certificates are registered in the name of any person other than the person(s) signing the Letter of Transmittal or electronically transmitting acceptance through ATOP; then, in such event, the amount of any transfer taxes (whether imposed on the registered Holder(s) or such other person(s)) payable on account of the transfer to such person will be deducted from the Total Consideration or the Tender Offer Consideration, as the case may be, unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

Withdrawal of Tenders and Revocation of Consents

Withdrawal rights with respect to the Notes, and revocation rights with respect to Consents, will terminate on the Withdrawal Deadline. The Withdrawal Deadline occurs at or prior to the earlier of the Early Tender/Consent Deadline and the date when the Requisite Consent Condition is satisfied, unless extended or earlier terminated, in which case the Withdrawal Deadline will be such date to which the Withdrawal Deadline is extended or earlier terminated. Notwithstanding the foregoing, if we amend the terms of the Tender Offer or the Consent Solicitation in a manner determined by us to constitute a material change to the Holders, we will promptly disclose such amendment in a manner reasonably calculated to inform Holders of such amendment and, to the extent necessary, extend the Withdrawal Deadline, the Tender Offer and/or the Consent Solicitation for a period of time deemed by us to be the extent required by law and to be adequate to permit such Holders to validly withdraw their Notes and revoke their Consents.

Any permitted withdrawal of Notes or revocation of Consents may not be rescinded. Other than as described above, following the Withdrawal Deadline, Notes may no longer be validly withdrawn and Consents may no longer be validly revoked. Any Notes properly withdrawn will thereafter be deemed not validly tendered and any Consents revoked will be deemed not validly delivered for purposes of the Tender Offer and the Consent Solicitation, provided, however, that withdrawn Notes or Notes for which Consents have been revoked may be tendered and/or Consents with respect thereto may be delivered by following one of the appropriate procedures described in this Statement at any time at or prior to the Early Tender/Consent Deadline or the Expiration Time, as applicable; provided, however, that (i) no revoked Consents may be redelivered after the Early Tender/Consent Deadline, and (ii) no Early Tender Payment and Consent Payment will be paid to Holders that tender Notes and/or deliver Consents after the Early Tender/Consent Deadline. See “— Procedures for Tendering Notes and Delivering Consents” above.

A valid withdrawal of tendered Notes at or prior to the Withdrawal Deadline shall be deemed a revocation of the related Consents. A Holder wishing to withdraw its tender of Notes but maintain the related Consents must withdraw the tendered Notes (and thereby revoke the related Consents) in accordance with the procedures described below and thereafter redeliver the Consents in accordance with the applicable procedures described under “— Procedures for Tendering Notes and Delivering Consents.” In addition, tendered Notes may be validly withdrawn and Consents will be deemed validly revoked if the Tender Offer is terminated without any Notes being purchased thereunder.

In the event of a termination or withdrawal of the Tender Offer and the Consent Solicitation, Notes tendered pursuant to the Tender Offer will be promptly returned to you or credited to your account through DTC and your DTC participant and Consents delivered pursuant to the Consent Solicitation will be of no force or effect.

For a withdrawal of a tender of Notes and/or a revocation of Consents to be effective, a written or facsimile transmission notice of withdrawal of Notes must be received by the Depositary at or prior to the Withdrawal Deadline, by mail, fax or hand delivery if Notes were tendered pursuant to a Letter of Transmittal or by a properly transmitted “Request Message” through ATOP if Notes were tendered through ATOP. Any such notice of withdrawal must (a) specify the name of the person who tendered Notes to be withdrawn, the name in which those Notes are registered (or, if tendered by a book-entry transfer, the name of the participant in DTC whose name appears on the security position listing as the owner of such Notes), if different from that of the person who deposited Notes, (b) include the principal amount of Notes to be withdrawn or with respect to which Consents are being revoked, (c)

unless transmitted through ATOP, be signed by the Holder thereof in the same manner as the original signature on the Letter of Transmittal, including any required signature guarantee(s), or be accompanied by documents of transfer sufficient to have the Trustee register the transfer of Notes into the name of the person withdrawing such Notes and/or revoking Consents with respect to such Notes and (d) if the Letter of Transmittal was executed by a person other than the registered Holder, be accompanied by a properly completed irrevocable proxy that authorized such person to effect such withdrawal on behalf of such Holder.

Withdrawal of Notes and/or revocation of Consents can only be accomplished in accordance with the foregoing procedures.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal of a tender of a Note or revocation of a delivery of a Consent will be determined by us, which determination shall be final and binding. None of us, the Dealer Managers and Solicitation Agents, the Information Agent and Depositary or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tendered Note or revocation of a delivered Consent or incur any liability for failure to give any such notification.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES IN THIS TENDER OFFER AND CONSENT SOLICITATION IS NOT INTENDED OR WRITTEN BY US TO BE USED, AND CANNOT BE USED BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE COMPANY’S TENDER OFFER AND CONSENT SOLICITATION; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM THEIR TAX ADVISORS.

The following discussion is a summary of certain U.S. federal income tax considerations relating to the surrender of Notes for repurchase pursuant to the Tender and Consent Option and the delivery of Consent Payments pursuant to the Consent Only Option. This discussion does not purport to be a complete analysis of all potential tax effects of the Tender Offer and Consent Solicitation. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to Holders that hold Notes as “capital assets” within the meaning of Section 1221 of the Code, and does not purport to deal with persons in special tax situations, such as banks, financial institutions, insurance companies, regulated investment companies, tax exempt investors, traders, dealers in securities and currencies, U.S. expatriates or former long-term U.S. residents, persons holding Notes as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any non-U.S. jurisdiction. The tax treatment of an entity that is treated as a partnership for U.S. federal income tax purposes and holds Notes will generally depend on the status of its partners and the activities of the entity. Such entities and partners or members therein should consult their tax advisors about the U.S. federal income tax consequences of surrendering Notes or delivering Consents pursuant to the Tender Offer and Consent Solicitation.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Notes that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to U.S. federal income tax regardless of its source; a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and certain electing trusts that were in existence and treated as U.S. trusts on August 20, 1996. As used herein, the term “non-U.S. Holder” means a beneficial owner of Notes, other than an entity treated as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder as defined above.

This summary is not intended to be, and should not be construed to be, legal or tax advice to any particular beneficial owner of Notes. Each Holder (including any Holder that does not participate in the Tender Offer and Consent Solicitation) is urged to consult its tax advisor regarding the U.S. federal, state, local and foreign income and other tax consequences of the Tender Offer and Consent Solicitation.

The determination of the entity (or entities) that is treated as the issuer of the Notes for U.S. federal income tax purposes is uncertain. Additionally, the determination of whether the Notes should be characterized as debt or equity for U.S. federal income tax purposes depends on an analysis of the facts and circumstances relating to the Notes. The Company has taken the position, and the discussion below assumes, that the Notes are properly treated as debt of Tomkins, LLC and that payments of interest on the Notes are properly treated as U.S. source interest for U.S. federal income tax purposes. Holders are urged to consult their tax advisors regarding whether the Notes are properly treated as debt of Tomkins, LLC and whether interest is properly treated as U.S. source income.

U.S. Holders Electing the Tender and Consent Option or Consent Only Option

Sale of Notes pursuant to the Tender and Consent Option

Subject to the discussions below under the headings “—Early Tender Payment” and “—Consent Payment,” a U.S. Holder that receives cash in exchange for Notes pursuant to the Tender and Consent Option will recognize taxable gain or loss equal to the difference between (a) the amount of cash received (other than amounts received that are attributable to accrued but unpaid interest, which is taxed as ordinary income to the extent not previously included in income) and (b) the Holder’s adjusted tax basis in Notes surrendered. A U.S. Holder’s adjusted tax basis in the Notes generally will equal the price such U.S. Holder paid for the Notes, increased by the amount of any market discount previously included in income by the U.S. Holder and reduced (but not below zero) by any amortizable bond premium previously deducted by the U.S. Holder with respect to the Notes. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the repurchased Notes for more than one year. The deductibility of capital losses is subject to limitations.

A U.S. Holder that acquired Notes at a market discount generally will be required to treat any gain recognized upon the repurchase of its Notes pursuant to the Tender Offer and Consent Solicitation as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder elected to include market discount in income as it accrued. Subject to a de minimis exception, “market discount” generally equals the excess of the stated principal amount of Notes over the U.S. Holder’s initial tax basis in Notes.

Early Tender Payment

While there is no authority directly addressing the U.S. federal income tax consequences of receiving a payment similar to the Early Tender Payment upon the sale of Notes pursuant to the Tender and Consent Option, the Company intends to take the position that the Early Tender Payment should be treated as part of the cash received by a U.S. Holder in exchange for a Note described above in “— Sale of Notes pursuant to the Tender and Consent Option.” U.S. Holders are urged to consult their tax advisors regarding the proper characterization and treatment of an Early Tender Payment for U.S. federal income tax purposes.

Consent Payment

The U.S. federal income tax treatment of the receipt of the Consent Payment, either pursuant to the Tender and Consent Option or the Consent Only Option, is uncertain, and there is no legal authority directly on point. It is unclear under U.S. federal income tax law whether the receipt of the Consent Payment constitutes additional consideration for the exchange of Notes (in the case of the Tender and Consent Option), a separate fee, interest, a payment of principal or some other type of income. Although not free from doubt, we intend to take the position that the Consent Payment should be treated as a separate fee for consenting to the Restricted Payment Amendment. Under such treatment, the receipt of the Consent Payment by a U.S. Holder generally would be treated as ordinary income at the time such Consent Payment accrues or is received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax treatment of the Consent Payment.

Non-U.S. Holders Electing the Tender and Consent Option or Consent Only Option

Sale of Notes pursuant to the Tender and Consent Option

Subject to the discussions of interest and backup withholding below and subject to the discussions below under the headings “—Early Tender Payment” and “—Consent Payment,” a non-U.S. Holder that receives cash in exchange for Notes pursuant to the Tender and Consent Option generally will not be subject to U.S. federal income or withholding tax on any gain recognized, unless either—

•	the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States; or

•	such non-U.S. Holder is an individual that is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

A non-U.S. Holder that receives cash attributable to accrued but unpaid interest on Notes pursuant to the Tender and Consent Option generally will not be subject to U.S. federal income or withholding tax on such amounts, provided that—

•	the interest is not effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States;

•	the non-U.S. Holder certifies its foreign status by providing a properly executed Form W-8BEN;

•	the non-U.S. Holder does not actually or constructively own 10% or more of the Company’s capital or profits interest; and

•	the non-U.S. Holder is not a controlled foreign corporation that is related to the Company through stock ownership.

Gain or interest on Notes that is effectively connected with the conduct by a non-U.S. Holder of a trade or business within the United States generally will be subject to U.S. federal income tax on a net income basis at the rates applicable to U.S. persons generally (and, with respect to corporate Holders, may also be subject to a 30% branch profits tax). If any of the conditions set forth in the second, third or fourth bullets in the preceding paragraph are not met, a non-U.S. Holder may be subject to a 30% U.S. withholding tax on the amounts attributable to accrued but unpaid interest unless such non-U.S. Holder is eligible for reduced rates under an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties, which may provide rules different from those described above.

Early Tender Payment

As previously discussed, there is no authority directly addressing the U.S. federal income tax consequences of receiving a payment similar to the Early Tender Payment. We intend to treat the Early Tender Payment as part of the cash received in exchange for the Notes. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax treatment of the Early Tender Payment.

Consent Payment

As discussed above, while not free from doubt, we intend to take the position that the Consent Payment, whether received pursuant to the Tender and Consent Option or the Consent Only Option, should be treated as a separate fee for consenting to the Restricted Payment Amendment. As a result, we intend to withhold U.S. federal income tax (currently at a rate of 30%) from the payment of the Consent Payment to a non-U.S. Holder unless an exemption from or reduction of withholding tax is applicable, either because such amounts are effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States or because of an applicable income tax treaty with the United States and the non-U.S. Holder provides appropriate certifications. It is possible that an applicable withholding agent will take a different position and not withhold on the Consent Payment. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax treatment of the Consent Payment, their potential eligibility for a U.S. withholding tax exemption or reduction, and the possibility of claiming a refund of any tax withheld.

Effect of Restricted Payment Amendment

The U.S. federal income tax consequences to Holders that continue to hold the Notes after adoption of the Restricted Payment Amendment will depend upon whether the adoption of the Restricted Payment Amendment results in a “deemed” exchange of such Notes for U.S. federal income tax purposes. In general, the modification of a debt instrument will result in a deemed exchange of the original debt instrument for a new debt instrument upon which gain or loss is realized if the modification is “significant” within the meaning of applicable Treasury regulations. The applicable regulations provide that a modification that adds, deletes or alters customary accounting or financial covenants is not a significant modification. However, a change in yield of a debt instrument is a significant modification under the applicable regulations if the yield of the modified instrument (determined taking into account any accrued interest and any payments made to the holder as consideration for the modification) varies from the yield on the unmodified instrument (determined as of the date of the modification) by more than the greater of 0.25% of the “adjusted issue price,” or 5% of the annual yield of the unmodified instrument. The yield of the unmodified instrument is calculated based on the adjusted issue price, and may differ from the yield at which the instrument is trading in the market.

Although the matter is not free from doubt, the Company intends to take the position that the modification of the Indenture pursuant to the Restricted Payment Amendment (and the payment of the Consent Payment) should not result in a deemed exchange for U.S. federal income tax purposes because the Restricted Payment Amendment does not constitute a significant modification to the terms of the Notes for U.S. federal income tax purposes. Under such treatment, Holders should not recognize any gain or loss as a result of the adoption of the Restricted Payment Amendment and should have the same adjusted tax basis (except to the extent any Consent Payment received is treated as a payment of principal, contrary to the Company’s treatment of the Consent Payment described above) and holding period in the Notes after the adoption of the Restricted Payment Amendment that such Holders had in the Notes immediately before such adoption. There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge this position.

Were the IRS to take the position that the adoption of the Restricted Payment Amendment resulted in a deemed exchange of the Notes for “new” notes, U.S. Holders would recognize gain or loss on the deemed exchange and, in certain circumstances, the “new” notes that a Holder would be deemed to receive could be treated as having been issued with original issue discount.

Information Reporting and Backup Withholding

Information reporting requirements and backup withholding may apply to the receipt of an Early Tender Payment, a Consent Payment and the Tender Offer Consideration in the Tender Offer and Consent Solicitation. Certain exempt Holders (such as corporations) are not subject to these backup withholding and information reporting requirements. To prevent backup withholding, each consenting or tendering nonexempt U.S. Holder must complete a Form W-9, and provide either (i) its correct TIN and certain other information under penalties of perjury or (ii) an adequate basis for exemption. Each consenting or tendering non-U.S. Holder must generally submit an appropriate, properly completed Form W-8BEN or W-8ECI, as the case may be, certifying, under penalties of perjury, to such Holder’s foreign status in order to establish an exemption from backup withholding. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of persons subject to backup withholding will be offset by the amount withheld. If backup withholding results in an overpayment of U.S. federal income taxes, a refund or credit may be obtained from the IRS, provided the required information is timely furnished.

DEALER MANAGERS AND SOLICITATION AGENTS; INFORMATION AGENT AND DEPOSITARY

We have retained the Dealer Managers and Solicitation Agents in connection with the Tender Offer and the Consent Solicitation. The Dealer Managers and Solicitation Agents (including their respective affiliates) may contact you regarding the Tender Offer and the Consent Solicitation and may request brokers, dealers and other nominees to forward this Statement and related materials to beneficial owners of Notes.

We have agreed to pay the Dealer Managers and Solicitation Agents a fee for their services as Dealer Managers and Solicitation Agents in connection with the Tender Offer and the Consent Solicitation. In addition, we will reimburse the Dealer Managers and Solicitation Agents for their reasonable out-of-pocket expenses, including the reasonable expenses and disbursements of its legal counsel. We have also agreed to indemnify the Dealer Managers and Solicitation Agents and their respective affiliates against certain liabilities in connection with their services, including liabilities under the federal securities laws. At any given time, the Dealer Managers and Solicitation Agents may trade Notes or our other securities for their own account or for the accounts of their respective customers and, accordingly, may hold a long or short position in Notes or such other securities. To the extent any affiliates of the Dealer Managers and Solicitation Agents hold Notes, they may participate in the Tender Offer and Consent Solicitation with respect to such Notes. The Dealer Managers and Solicitation Agents are not obligated to make a market in the Notes in connection with their services as Dealer Managers and Solicitation Agents.

Affiliates of the Dealer Managers and Solicitation Agents are lenders and/or agents under our existing credit facilities. In addition, the Dealer Managers and Solicitation Agents and their affiliates have provided in the past, and/or are currently providing or may provide in the future, other investment banking, commercial banking and financial advisory services to us and our affiliates, and receive customary fees for such services.

Global Bondholder Services Corporation has been appointed Information Agent and Depositary for the Tender Offer and the Consent Solicitation. Requests for additional copies of documentation may be directed to the Information Agent and Depositary at the address set forth on the back cover of this Statement. We have agreed to pay the Information Agent and Depositary reasonable and customary fees for its services and to reimburse the Information Agent and Depositary for its reasonable out-of-pocket expenses in connection therewith. We have also agreed to indemnify the Information Agent and Depositary for certain liabilities, including liabilities under the federal securities laws.

In connection with the Tender Offer and the Consent Solicitation, our directors, officers and regular employees (who will not be specifically compensated for such services) may solicit tenders by use of the mails, personally or by telephone. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Statement and related documents to the beneficial owners of Notes and in handling or forwarding tenders of Notes by their customers.

MISCELLANEOUS

We are not aware of any jurisdiction where the making of the Tender Offer and the Consent Solicitation is not in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the Tender Offer and the Consent Solicitation would not be in compliance with such laws, we will make a good faith effort to comply with any such laws or may seek to have such laws declared inapplicable to the Tender Offer and the Consent Solicitation. If, after such good faith effort, we cannot comply with any such applicable laws, the Tender Offer and the Consent Solicitation will not be made to the Holders residing in each such jurisdiction.

APPENDIX I

RESTRICTED PAYMENT AMENDMENT

Subject to the consent of the Holders of at least a majority in aggregate principal amount of the Notes, excluding any Notes held by the Company or its Affiliates

1.	Section 1.01 of the Indenture will be amended to add the following new definition:

“Consolidated Total Debt Ratio” as of any date of determination means the ratio of (1) (x) Consolidated Total Indebtedness of Holdings and its Restricted Subsidiaries minus (y) the aggregate amount of unrestricted cash and Cash Equivalents of Holdings and its Restricted Subsidiaries determined on a consolidated basis as reflected on the balance sheet in accordance with IFRS-EU, in each case of clause (x) and (y) as of the last day of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the EBITDA of Holdings and its Restricted Subsidiaries for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case, with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio” (except that, for purposes of determining the amount of Consolidated Total Indebtedness pursuant to clause (1) of this definition, the amount of revolving Indebtedness under the Credit Agreement and any other revolving credit facility shall be computed based upon the period-ending value of such Indebtedness during the applicable period).

2.	Section 4.04(b) of the Indenture will be amended to add the following new subsection (xxiii):

(xxiii) [Reserved];

(xxiv) any Restricted Payment if, at the time of such Restricted Payment, and after giving effect thereto, the Consolidated Total Debt Ratio would be no greater than 3.0 to 1.0;

and to amend the proviso immediately following such new subsections as follows:

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (vi), (vii), (viii), (x), (xi), ~~and~~ (xvi) and (xxiv) of this Section 4.04(b), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

The Information Agent and Depositary for the Tender Offer and Consent Solicitation is:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Banks and Brokers call: (212) 430-3774

All others call toll-free: (866)-470-3800

Email: info@gbsc-usa.com

By facsimile:

(For Eligible Institutions only):

(212) 430-3775/3779

Attention: Corporate Actions

Confirmation by Telephone: (212) 430-3774

By Mail, Hand or Overnight Delivery:

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Any questions regarding procedures for tendering Notes or delivering Consents or requests for additional copies of this Statement or the Letter of Transmittal should be directed to the Information Agent at the address and telephone numbers set forth above.

Any questions regarding the terms of the Tender Offer or the Consent Solicitation should be directed to any of the Dealer Managers and Solicitation Agents at the addresses and telephone numbers set forth below:

The Dealer Managers and Solicitation Agents for the Tender Offer and Consent Solicitation are:

Citigroup Global Markets Inc. 390 Greenwich Street, 1st Floor New York, New York 10013 Attention: Liability Management Group U.S. Toll Free: (800) 558-3745 Collect: (212) 723-6106	BofA Merrill Lynch Attention: Liability Management Group 214 North Tryon Street, 17th Floor Charlotte, North Carolina 28255 U.S. Toll Free: (888) 292-0070 Collect: (980) 387-3907